P.E. 6/30/06 AR/S

06061603

0-26658

Pharmacyclics, Inc.

Notice of 2006 Annual Meeting and Proxy Statement and 2006 Annual Report

Notice of 2006 Annual Meeting Proxy Statement	2006 Annual Report	

PHARMACYCLICS, INC.

995 East Arques Avenue
Sunnyvale, California 94085

November 2, 2006

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc. (the "Company"), which will be held at 12:00 P.M. local time on Friday, December 8, 2006 at the Sheraton Palo Alto Hotel, 625 El Camino Real, Palo Alto, CA 94301.

At the Annual Meeting, you will be asked to consider and vote upon the following proposals:

1. the election of six (6) directors to serve until the 2007 annual meeting or until their successors are elected and qualified;
2. the amendment of the Company's Employee Stock Purchase Plan (the "Purchase Plan") in order to increase the total number of shares of common stock authorized for issuance over the term of the Purchase Plan by an additional 200,000 shares; and
3. the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement more fully describe the details of the business to be conducted at the Annual Meeting.

After careful consideration, the Company's Board of Directors has unanimously approved the proposals and recommends that you vote IN FAVOR OF each such proposal.

After reading the Proxy Statement, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. If you later decide to attend the Annual Meeting in person and vote by ballot, only your vote at the Annual Meeting will be counted.

Copies of the Pharmacyclics, Inc. 2006 Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended June 30, 2006 are also enclosed.

We look forward to seeing you at the Annual Meeting.

Sincerely,

/s/ RICHARD A. MILLER, M.D.

Richard A. Miller, M.D.
President and Chief Executive Officer

IMPORTANT

Please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope so that your shares may be voted if you are unable to attend the Annual Meeting.

PHARMACYCLICS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

December 8, 2006

TO THE STOCKHOLDERS OF PHARMACYCLICS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), will be held at 12:00 P.M. local time on Friday, December 8, 2006 at the Sheraton Palo Alto Hotel, 625 El Camino Real, Palo Alto, CA 94301, for the following purposes:

1. to elect six (6) directors to serve until the 2007 annual meeting or until their successors are elected and qualified;
2. to amend the Company's Employee Stock Purchase Plan (the "Purchase Plan") in order to increase the total number of shares of common stock authorized for issuance over the term of the Purchase Plan by an additional 200,000 shares;
3. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007; and
4. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on October 18, 2006 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof. The stock transfer books of the Company will remain open between the record date and the date of the meeting. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection at the Company's principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085, for a period of ten (10) days immediately prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting. However, to assure your representation at the meeting, please carefully read the accompanying Proxy Statement, which describes the matters to be voted upon at the Annual Meeting. Then, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to ensure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you decide to attend the Annual Meeting, and vote by ballot, only your vote at the Annual Meeting will be counted. The prompt return of your proxy card will assist us in preparing for the Annual Meeting.

Sincerely,

/s/ LEIV LEA

Leiv Lea
Secretary

Sunnyvale, California
November 2, 2006

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE.

PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
To Be Held on December 8, 2006

GENERAL INFORMATION FOR STOCKHOLDERS

The enclosed proxy ("Proxy") is solicited on behalf of the Board of Directors (the "Board") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), for use at its 2006 Annual Meeting of Stockholders (the "Annual Meeting") to be held at 12:00 P.M. local time on December 8, 2006, at the Sheraton Palo Alto Hotel, 625 El Camino Real, Palo Alto, CA 94301 and at any adjournment or postponement thereof.

This Proxy Statement and the accompanying form of Proxy were first mailed to all stockholders entitled to vote at the Annual Meeting on or about November 2, 2006.

The Company's principal executive offices are located at 995 East Arques Avenue, Sunnyvale, California 94085. Its telephone number is (408) 774-0330.

Record Date and Voting

Stockholders of record at the close of business on October 18, 2006 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 21,029,194 shares of the Company's Common Stock (the "Common Stock") outstanding and entitled to vote. No shares of the Company's preferred stock are outstanding. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder as of the Record Date.

The required quorum for the transaction of business at the Annual Meeting is a majority of the shares of Common Stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST," "ABSTAIN" or "WITHHELD FROM" a matter are treated as being present at the meeting for purposes of establishing a quorum. Broker non-votes (i.e., the submission of a Proxy by a broker or nominee specifically indicating the lack of discretionary authority to vote on the matter) are also counted for purposes of determining the presence of a quorum for the transaction of business. Shares voted "FOR" or "AGAINST" a particular matter presented to stockholders for approval at the Annual Meeting will be treated as shares entitled to vote ("Votes Cast") with respect to such matter. Abstentions also will be counted towards the tabulation of Votes Cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast (such as an amendment to, or adoption of, a stock purchase plan).

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Stockholders may not cumulate votes in the election of directors. If a choice as to the matters coming before the Annual Meeting has been specified by a stockholder on the Proxy, the shares will be voted accordingly. If a Proxy is returned to the Company and no choice is specified, the shares will be voted IN FAVOR OF each of the Company's nominees for director and IN FAVOR OF the approval of each of the proposals described in the Notice of Annual Meeting of Stockholders and in this Proxy Statement.

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from the Company by contacting Leiv Lea, Vice President, Finance and Administration and Chief Financial Officer and Secretary, in writing at 995 East Arques Avenue, Sunnyvale, California 94085 or by telephone at (408) 774-0330..To provide the Company sufficient time to arrange for reasonable assistance, please submit such requests by December 1, 2006.

Revocability of Proxies

Any stockholder giving a Proxy pursuant to this solicitation may revoke it at any time prior to the meeting by filing with the Secretary of the Company at its principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085-4521, a written notice of such revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation

The Company will bear the entire cost of this solicitation, including the preparation, assembly, printing and mailing of the Notice of Annual Meeting, this Proxy Statement, the Proxy and any additional solicitation materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. The Company has engaged Innisfree M&A Incorporated ("Innisfree") to provide routine advice and services for Proxy solicitation. Innisfree will receive approximately $12,500 from the Company for such advice and services. To assure that a quorum will be present in person or by proxy at the Annual Meeting, it may be necessary for Innisfree, certain officers, directors, employees or other agents of the Company to solicit proxies by telephone, facsimile or other means or in person. Except with respect to Innisfree, the Company will not compensate such individuals for any such services. Except as described above, the Company does not presently intend to solicit proxies other than by mail.

Deadline for Receipt of Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's fiscal 2007 annual meeting of stockholders is the close of business on July 5, 2007. Proposals of stockholders intended to be presented at the Company's fiscal 2007 annual meeting of stockholders without inclusion of such proposals in the Company's proxy statement and form of proxy relating to the meeting must be received by the Company no later than the close of business on September 10, 2007 and no earlier than the close of business on August 10, 2007.

IMPORTANT

Please sign and return the enclosed Proxy in the accompanying postage-prepaid envelope as soon as possible so that your shares may be voted if you are unable to attend the Annual Meeting.

The Company's Annual Report to Stockholders for the fiscal year ended June 30, 2006 (the "Annual Report") and the Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission (the "SEC"), have been included with the mailing of the Notice of Annual Meeting and Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. Neither the Annual Report nor the Form 10-K is considered proxy-soliciting material and neither is incorporated into or is a part of this Proxy Statement.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL ONE — ELECTION OF DIRECTORS

At the Annual Meeting, a Board of Directors consisting of six (6) members will be elected to serve until the Company's next Annual Meeting or until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The independent members of the Board have selected six (6) nominees, all of whom are current directors of the Company. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unavailable to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them IN FAVOR OF each of the nominees named below. The six (6) candidates receiving the highest number of affirmative votes of all of the Votes Cast at the Annual Meeting will be elected. If any nominee is unable to or declines to serve as a director, the Proxies may be voted for a substitute nominee designated by the Nominating and Corporate Governance Committee. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a director.

The Board has determined that all of the director nominees, other than Dr. Miller, are "independent" as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. The Board has further determined that director nominees Miles R. Gilburne and James L. Knighton, both of whom are members of the Company's Audit Committee, satisfy the more restrictive independence requirements for Audit Committee members set forth in United States securities laws. See "Board Meeting, Independence and Committees" below for further discussion of these independence determinations.

Vote Required and Board Recommendation

The six (6) nominees receiving the highest number of affirmative votes of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting shall be elected as directors of the Company.

The Board recommends that stockholders vote IN FAVOR OF the election of each of the following nominees to serve as directors of the Company.

Information with Respect to Director Nominees

Set forth below is information regarding the nominees.

Name	Age	Position(s) with the Company	Director Since
Miles R. Gilburne	55	Director	2000
James L. Knighton	52	Director	2006
Richard M. Levy, Ph.D.	68	Director	2000
Richard A. Miller, M.D.	55	Director, President and Chief Executive Officer	1991
William R. Rohn	63	Director	2000
Christine A. White	54	Director	2006

Business Experience of Director Nominees

Mr. Gilburne was elected as a Director of the company in March 2000. Mr. Gilburne has been a managing member of ZG Ventures, a venture capital and investment company, since 2000. From February 1995 through December 1999, he was Senior Vice President, Corporate Development for America Online, Inc., an internet services company. He joined the board of directors of America Online in the fall of 1999 and subsequently served as a member of the board of directors of Time Warner Inc. until stepping down in May 2006. Mr. Gilburne is currently a member of the board of directors of SRA International, Inc., a publicly traded information technology company, and serves on the boards of several privately held companies including Revolution Health Group, a company focused on consumer directed health care. He is also a member of the board of the Foundation for the National Institute of Health. Prior to joining America Online, Mr. Gilburne was a founding partner of the Silicon Valley office of the law firm of Weil, Gotshal and Manges and a founding partner of the Cole Gilburne Fund, an early stage venture capital fund focused on information technology. Mr. Gilburne received an A.B. degree from Princeton University and a law degree from the Harvard Law School.

Mr. Knighton was elected as a Director of the company in August 2006. Mr. Knighton has served as President and co-founder of AvidBiotics Corporation, a private biotechnology company since April 2005. Mr. Knighton served as President/Chief Operating Officer and Chief Financial Officer of Caliper Life Sciences, Inc. from July 2003 to March 2004. Mr. Knighton originally joined Caliper in September 1999 as Vice President and Chief Financial Officer, was promoted to Executive Vice President in April 2001 and to President and Chief Financial Officer in July 2002. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company acquired by Pharmacia. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and a M.B.A. from the Wharton School at the University of Pennsylvania.

Dr. Levy was elected as a Director of the company in June 2000. Dr. Levy retired in February 2006 from his position as President and Chief Executive Officer of Varian Medical Systems, Inc., a medical equipment company. Dr. Levy remains Chairman of the Board of Directors of Varian Medical Systems, a position he has held since February 2003. He served as President and Chief Executive Officer and a director of Varian Medical Systems, Inc., since April 1999; and as Executive Vice President of Varian Associates, Inc., the predecessor company from which Varian Medical Systems, Inc. was spun out, since 1992. Dr. Levy also serves on the Board of Directors of Sutter Health, a not-for-profit multi-provider integrated health care delivery system. Dr. Levy holds a B.A. degree from Dartmouth College and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the Company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D. from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

Mr. Rohn was elected as a Director of the company in March 2000. Mr. Rohn retired in January 2005 from his position as the Chief Operating Officer of Biogen Idec Inc., a biopharmaceutical company, a position he held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. He served as the President and Chief Operating Officer of IDEC Pharmaceuticals Corporation from January 2002 to November 2003. He joined IDEC in August 1993 as Senior Vice President, Commercial and Corporate Development and was appointed Senior Vice President, Commercial Operations in April 1996 and Chief Operating Officer in May 1998. From 1984 to 1993, he was employed by Adria Laboratories, most recently as Senior Vice President of Sales and Marketing. Mr. Rohn is currently also a Director of Elan Corporation, plc, a pharmaceutical company, Metabasis Therapeutics, Inc., a pharmaceutical company, Cerus Corporation, a biotechnology company, and Raven Biotechnologies, a private biotechnology company. Mr. Rohn received a B.A. in Marketing from Michigan State University.

Dr. White was elected as a Director of the company in August 2006. Dr. White retired in June 2005 from her position as Senior Vice President, Global Medical Affairs of Biogen Idec Inc., a biopharmaceutical company, a position held since the merger of Biogen, Inc. and IDEC Pharmaceuticals

Corporation in November 2003. She joined IDEC Pharmaceuticals in June 1996 and served as Senior Director, Oncology and Hematology Clinical Development until June 2000 when she was appointed Vice President, Oncology and Hematology Clinical Development. In May 2001, she was appointed Vice President, Medical Affairs. From 1994 to June 1996, Dr. White was Director, Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego. From 1984 to 1994, Dr. White held various positions at Scripps Memorial Hospitals, San Diego County, most recently as Chairman, Department of Medicine. Dr. White is also a director of Arena Pharmaceuticals, Inc., a biopharmaceutical company. Dr. White holds a B.A. degree in Biology and M.D. degree, both from the University of Chicago.

There are no family relationships among executive officers or directors of the Company.

Board Meetings, Independence and Committees

During the fiscal year ended June 30, 2006, the Board was comprised of six (6) members, Miles R. Gilburne, Loretta M. Itri, Richard M. Levy, Richard A. Miller, William R. Rohn and Craig C. Taylor. In August 2006, the Company amended its bylaws to increase the size of the Board from six (6) to eight (8) members until the date of the Annual Meeting, and announced that James L. Knighton and Christine A. White had been appointed to the Board. Dr. Itri and Mr. Taylor have decided not to stand for re-election to the Board. Pursuant to the Company's bylaws, on the date of the annual meeting, the Board will be automatically reduced back to six (6) members.

During the fiscal year ended June 30, 2006, the Board held twelve (12) meetings. During the fiscal year ended June 30, 2006, all directors attended at least seventy-five percent (75%) of the meetings of the Board and of the committees on which they served that were held during the period for which they were a director or committee member, respectively. Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Company encourages directors to attend and historically many of them have done so. To facilitate attendance and reduce travel costs, the Company usually schedules its Annual Meeting to occur immediately before or after a periodic meeting of the Board. All members of the Board attended the annual stockholder meeting in December 2005.

The Board has determined that all of the members of the Board, other than Dr. Miller, are "independent" as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. In addition, the Board has determined that each member of the Audit Committee also satisfies the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board has adopted a charter for each of the three standing committees.

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A more complete description of the powers and responsibilities delegated to the Committee is set forth in the Audit Committee charter. During the fiscal year ended June 30, 2006, the Audit Committee was comprised of three (3) non-employee directors, Messrs. Taylor and Gilburne and Dr. Itri. Mr. Taylor served as Chair. The Audit Committee met four (4) times during the fiscal year ended June 30, 2006. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has further determined that Mr. Taylor is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"). In August 2006, Mr. Knighton was appointed to serve as a member of the Audit Committee.

Compensation Committee

The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the Company's 2004 Equity Incentive Award Plan (the "2004 Plan") and the Employee Stock Purchase Plan. During the fiscal year ended June 30, 2006, the Compensation Committee was comprised of two (2) non-employee directors, Dr. Levy and Mr. Rohn. Dr. Levy served as Chair. The Compensation Committee met one (1) time during the fiscal year ended June 30, 2006. The Board has determined that all of the members of the Compensation Committee are "independent" as defined in the Nasdaq Marketplace Rules. In August 2006, Dr. White was appointed to serve as a member of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance ("NCG") Committee establishes qualification standards for Board membership, identifies qualified individuals for Board membership and considers and recommends director nominees for approval by the Board and the stockholders. The NCG Committee has adopted a written charter that is available on the Company's website at www.pharmacyclics.com. The NCG Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The NCG Committee also takes a leadership role in shaping the corporate governance of the Company. During the fiscal year ended June 30, 2006, the NCG Committee was comprised of all five (5) non-employee directors, Mr. Gilburne, Mr. Taylor, Mr. Rohn, Dr. Levy and Dr. Itri. Mr. Gilburne serves as Chair. During the fiscal year ended June 30, 2006, the NCG Committee met two (2) times. The Board has determined that each of the members of the NCG is "independent" as defined in the Nasdaq Marketplace Rules.

Director Nomination and Communication with Directors

Criteria for Nomination to the Board

In evaluating director nominees, the NCG Committee considers the following factors:

- the appropriate size of the Board;
- the level of technical, scientific, operational, strategic and/or economic knowledge of the Company's business and industry;
- experience at the senior executive or board level of a public company;
- integrity and commitment to the highest ethical standards;
- whether the candidate possesses complimentary skills and background with respect to other Board members; and
- the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

The objective of the NCG Committee is to structure a Board that brings to the Company a variety of skills and perspectives developed through high-quality business and professional experience. In doing so, the NCG Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees. The NCG Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

The NCG Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, or if the NCG Committee decides not to nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee as outlined above, providing that the Board determines to fill the vacancy.

To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Stockholder Proposals for Nominees

The NCG Committee will consider proposed nominees whose names are submitted to it by stockholders, providing that the stockholder has held Company stock at least one (1) year and holds a minimum of 1% of the Company's outstanding voting securities. If a stockholder wishes to suggest a proposed name for consideration, he or she must follow our procedures regarding the submission of stockholder proposals. Our amended and restated bylaws permit stockholders to nominate directors for election at our annual meeting of stockholders as long as stockholders provide the Company with proper notice of such nomination. Any notice of director nomination must meet all of the requirements contained in our bylaws and include other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the nominee's consent to serve as a director. Stockholders may send recommendations for director nominees or other communications to the Board or any individual director c/o Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085. All communications received are reported to the Board or the individual directors, as appropriate. For any stockholder to make a director nomination at next year's annual meeting, the stockholder must follow the procedures described in this Proxy Statement under "Deadline for Receipt of Stockholder Proposals."

Code of Ethics

The Board has also adopted a formal code of conduct that applies to all of our employees, officers and directors. You can access the latest copy of our Code of Business Conduct and Ethics in the Investors section of our website at www.pharmacyclics.com.

PROPOSAL TWO

APPROVAL OF THE AMENDMENT OF THE EMPLOYEE STOCK PURCHASE PLAN

Stockholders are requested in this Proposal Two to approve an amendment to our Employee Stock Purchase Plan that will increase the maximum number of shares available for issuance under the Purchase Plan by an additional 200,000 shares.

The amendment was adopted by the Board on August 8, 2006, subject to stockholder approval at the Annual Meeting. The Board believes that the increase in the share reserve is necessary in order to enable the Company to continue a program of stock ownership for the Company's employees and to provide them with a meaningful opportunity to acquire an equity interest in the Company and thereby encourage such individuals to remain in the Company's service and more closely align their interests with those of the stockholders.

Prior to the amendment, we reserved an aggregate of 500,000 shares of our Common Stock for issuance under the Purchase Plan and all such shares were approved by our stockholders. As of September 30, 2006, a total of 380,862 shares had been issued under the Purchase Plan and 119,138 shares were available for future issuance (not including the 200,000 share increase).

Stockholders are requested in this proposal to approve the amendment of the Purchase Plan. The affirmative vote of the holders of a majority of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting will be required to approve the amendment of the Purchase Plan. Abstentions will be counted towards the tabulation of Votes Cast and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purposes in determining whether this matter has been approved.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting is required for approval of the amendment of the Purchase Plan.

The Board of Directors recommends that the stockholders vote IN FAVOR OF the amendment of the Purchase Plan.

A summary of the key features of the Purchase Plan, as amended through August 8, 2006, is outlined below. This summary is not a complete description of all the provisions of the Purchase Plan and is therefore qualified by reference to the Purchase Plan. Any stockholder of the Company who wishes to obtain a copy of the actual Purchase Plan document may do so upon written request to the Secretary of the Company at the Company's principal offices in Sunnyvale, California.

Purpose

The Purchase Plan allows the Company to provide employees with the opportunity to acquire an equity interest in the Company. The Board believes that equity incentives are a significant factor in attracting and motivating eligible persons whose present and potential contributions are important to the Company.

The rights to purchase common stock granted under the Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423 (b) of the Internal Revenue Code.

Administration

The Purchase Plan is administered by the Compensation Committee of the Board. Such committee, as Plan Administrator, will have full authority to adopt such rules and procedures as it may deem necessary for proper plan administration and to interpret the provisions of the Purchase Plan. All costs and expenses incurred in plan administration will be paid by the Company without charge to participants.

Offering Periods and Purchase Periods

The Purchase Plan is comprised of a series of successive offering periods, each with a maximum duration (not to exceed twenty-four (24) months) designated by the Plan Administrator prior to the start date. The current offering period began on November 1, 2005 and will end on October 31, 2007; and the next offering period is scheduled to commence on November 1, 2007.

Shares will be purchased during the offering period at successive semi-annual intervals. Each such interval will constitute a purchase period. Purchase periods under the Purchase Plan will begin on the first business day in May and November each year and end on the last business day in the immediately succeeding October and April, respectively, each year. The current purchase period began on April 1, 2006 and will end on October 31, 2006.

Eligibility

Any individual who customarily works more than twenty (20) hours per week for more than five (5) months per calendar year in the employ of the Company or any participating affiliate will become eligible to participate in an offering period on the start date of any purchase period (within that offering period). The date such individual enters the offering period will be designated his or her entry date for purposes of that offering period.

Participating affiliates include any parent or subsidiary corporations of the Company, whether now existing or hereafter organized, that elect, with the approval of the Plan Administrator, to extend the benefits of the Purchase Plan to their eligible employees.

As of September 30, 2006, approximately 115 employees, including 5 executive officers, were eligible to participate in the Purchase Plan.

Purchase Provisions

Each participant will be granted a separate purchase right for each offering period in which he or she participates. The purchase right will be granted on his or her entry date into that offering period and will be automatically exercised on the last business day of each purchase period within that offering period on which he or she remains an eligible employee.

Each participant may authorize period payroll deductions in any multiple of 1% of his or her total cash earnings per pay period, up to a maximum of ten percent (10%).

On the last business day of each purchase period, the accumulated payroll deductions of each participant will automatically be applied to the purchase of whole shares of Common Stock at the purchase price in effect for the participant for that purchase period. However, the maximum number of shares of Common Stock a participant may purchase on any purchase date is 1,000 shares.

Purchase Price

The purchase price per share at which Common Stock will be purchased by the participant on each purchase date within the offering period will be equal to eighty-five percent (85%) of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into that offering period or (ii) the fair market value per share of Common Stock on that purchase date. However, for each participant whose entry date is other than the start date of the offering period, the clause (i) amount will not be less than the fair market value per share of Common Stock on the start date of that offering period.

Valuation

The fair market value per share of Common Stock on any relevant date will be deemed equal to the closing selling price per share on such date on the NASDAQ Stock Market LLC. On September 29, 2006, the closing selling price per share of Common Stock on NASDAQ was $4.86 per share.

Special Limitations

The Purchase Plan imposes certain limitations upon a participant's rights to acquire Common Stock, including the following limitations:

(i) No purchase right may be granted to any individual who owns stock (including stock purchasable under any outstanding purchase rights) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company of any of its affiliates; and

(ii) No purchase right granted to a participant may permit such individual to purchase Common Stock at a rate greater than $25,000 worth of such Common Stock (valued at the time such purchase right is granted) for each calendar year the purchase right remains outstanding at any time.

Termination of Purchase Rights

The purchase right will immediately terminate upon the participant's loss of eligible employee status or upon his or her affirmative withdrawal from the offering period. The payroll deductions collected for the purchase period in which the purchase right terminates may, at the participant's election, be immediately refunded or applied to the purchase of Common Stock at the end of that purchase period.

Stockholder Rights

No participant will have any stockholder rights with respect to the shares of Common Stock covered by his or her purchase right until the shares are actually purchased by the participant. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Assignability

No purchase right will be assignable or transferable other than in connection with the participant's death and will be exercisable only by the participant during his or her lifetime.

Effect of Acquisition of the Company

Should the Company be acquired by merger or asset sale during an offering period, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition. The purchase price will be 85% of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into that offering period or (ii) the fair market value per share of Common Stock immediately prior to such acquisition. However, the clause (i) amount will not, for any participant whose entry date for the offering period is other than the start date of that offering period, be less than the fair market value per share of Common Stock on such start date.

Amendment and Termination of the Purchase Plan

The Purchase Plan will terminate upon the earliest to occur of (i) the date on which all available shares are issued or (ii) the date on which all outstanding purchase rights are exercised in connection with an acquisition of the Company.

The Board of Directors may at any time alter, suspend or discontinue the Purchase Plan. However, the Board of Directors may not, without stockholder approval, (i) materially increase the number of shares issuable under the Purchase Plan or the number purchasable per participant on any one purchase date, except in connection with certain changes in the Company's capital structure, (ii) alter the purchase price formula so as to reduce the purchase price, (iii) materially increase the benefits accruing to participants or (iv) materially modify the requirements for eligibility to participate in the Purchase Plan.

Stock Issuances

The table below shows, as to each of the executive officers named in the Summary Compensation Table elsewhere in this Proxy Statement and the various indicated groups, the following information with respect to transactions under the Purchase Plan effected during the period from July 1, 2005 to September 30, 2006: (i) the number of shares of Common Stock purchased under the Purchase Plan during that period and (ii) the weighted average purchase price paid per share of Common Stock in connection with such purchases.

Name of Individual or Identity of Group and Position	Number of Shares Purchased	Weighted Average Purchase Price
Richard A. Miller, M.D.	—	—
Geoffrey Cooper, Ph.D.	1,000	$4.14
Markus F. Renschler, M.D.	—	—
Timothy G. Whitten	2,000	$4.53
Leiv Lea	2,000	$4.53
All current executive officers as a group (5 persons)	6,823	$4.60
All employees as a group (97 persons)	82,851	$4.73

Federal Tax Consequences

Rights granted under the Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan that qualifies under the provisions of Section 423 of the Internal Revenue Code.

A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of at least two years after the beginning of the offering period and at least one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (ii) 15% of the fair market value of the stock as of the beginning of the offering period will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as a capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to the Company by reason of the grant or exercise of rights under the Purchase Plan. The Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

The foregoing is only a brief summary of the effect of U.S. federal income taxation upon the participant and the Company with respect to the issuance and exercise of options under the Purchase Plan. It does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any municipality, state or foreign country in which the participant may reside.

PROPOSAL THREE — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since 1993. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions, and will be given the opportunity to make a statement if he or she so desires.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required by law or the Company's bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the appointment, the Audit Committee of the Board will reconsider its selection. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed or to be billed by PricewaterhouseCoopers LLP for the following services during fiscal 2006 and 2005:

	Fiscal 2006	Fiscal 2005
Audit fees	$263,900	$260,800
Audit-related fees	—	—
Tax fees	$18,500	$ 16,960
All other fees	—	—
Total	$282,400	$277,760

In the above table, "audit fees" for professional services for the audit of the Company's financial statements included in its Annual Report on Form 10-K for the years ended June 30, 2006 and 2005, and review of financial statements included in its quarterly reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings. "Tax fees" are fees for tax compliance, tax advice and tax planning. All fees described above were approved by the Audit Committee.

Pre-Approval Policy and Procedures

In accordance with the Audit Committee charter, the Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, including the estimated fees and other terms of any such engagement. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit Committee may elect to delegate pre-approval authority to one or more designated Committee members in accordance with its charter. The Audit Committee has delegated to Mr. Taylor the ability to pre-approve certain audit and non-audit services. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision of the services noted above is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP.

The Board recommends that the stockholders vote IN FAVOR OF the ratification of the selection of PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 2006, by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock; (ii) each current director; (iii) each executive officer named in the "Summary Compensation Table" below (the "Named Executive Officers"); and (iv) all directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

	Beneficial Ownership (1)		
Name	Outstanding Shares of Common Stock	Shares Issuable Pursuant to Options Vested and Exercisable Within 60 Days of September 30, 2006	Percent of Total Shares Outstanding
Robert W. Duggan (2)	2,904,938	-	13.8%
Federated Investors, Inc. (3)	2,685,400	-	12.8%
Primecap Management Company (3)	1,195,150	-	5.7%
Richard A. Miller, M.D. (4)	316,798	792,049	5.1%
Craig C. Taylor (5)	97,143	54,375	*
Richard M. Levy, Ph.D. (6)	1,000	46,972	*
Miles R. Gilburne	90,000	73,188	*
William R. Rohn	-	70,080	*
Loretta M. Itri, M.D.	-	46,972	*
James Knighton	-	-	*
Christine White	-	-	*
Geoffrey Cooper, Ph.D.	-	-	*
Timothy Whitten	7,216	-	*
Leiv Lea (7)	12,893	331,463	1.6%
Markus F. Renschler, M.D.	1,394	260,458	1.2%
All current executive officers and directors as a group (12 persons)	523,702	2,144,184	11.5%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within sixty (60) days of the September 30, 2006 date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 21,029,194 shares of Common Stock outstanding as of September 30, 2006, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person

or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Derived from information from a Form 4 filed on September 21, 2006. The address for Robert W. Duggan is 1933 Cliff Drive, STE 30, Santa Barbara CA 93107.

(3) Derived from information from a Form 13F filed for the quarter ended June 30, 2006. The address for Federated Investors Inc. is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh PA 15222. The address for Primecap Management Company is 225 South Lake Ave, STE 400, Pasadena CA 91101.

(4) Includes 13,334, 13,334 and 290,130 shares held in trust for Jordan Andrew Miller, Jared David Miller and the Miller-Horning Trust, respectively.

(5) Includes 75,076 shares held by Mr. Taylor, 16,667 shares held by AMC Partners '89 L.P., of which Mr. Taylor is a general partner, 2,700 shares held by Mr. Taylor's son and 2,700 shares held by Mr. Taylor's daughter. Mr. Taylor disclaims beneficial ownership of the shares held by his children and of the shares held by AMC Partners '89 L.P., 480 Cowper Street, Palo Alto, CA 94301, except, in the case of AMC Partners, to the extent of his economic interest in such entity.

(6) Includes 1,000 shares held in trust for The Levy Family Revocable Trust dated 05/01/85.

(7) Includes 1,000 shares held by Deborah K. Karlson as custodian for Paula K. Lea.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and Section 16 officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that, during the period from July 1, 2005 to June 30, 2006, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements.

EXECUTIVE COMPENSATION

Director Compensation

In fiscal 2006, Board members received cash compensation for their service on the Board or any committee of the Board. Board members are reimbursed for travel expenses incurred in attending Board or committee meetings.

Each non-employee Director of the Company receives a yearly retainer of $15,000 and a payment of $1,000 per meeting for each meeting of the Board or a committee of the Board. Committee chairmen receive an additional $1,000 per Committee meeting attended. Board members are paid quarterly and may elect to receive their compensation in the form of non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Each non-employee Director of the Company receives stock option grants to purchase shares of Common Stock under the Company's Equity Incentive Award Plan (the "2004 Plan"). Under this plan, during the fiscal year ended June 30, 2006, options to acquire 7,500 shares of Common Stock at an exercise price of $9.15 per share were granted to each member of the Board.

Compensation of Executive Officers

The following table sets forth for the fiscal years ended June 30, 2006, 2005 and 2004 certain compensation awarded or paid to, or earned by, the Named Executive Officers, including salary, bonuses, stock options and certain other compensation:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation ($)[3]	
		Salary ($)[1]	Other annual compensation ($)[2]	Securities Underlying Options (#)		
Richard A. Miller, M.D.	2006	421,688	37,606	250,000	1,500	(3)
President and Chief Executive Officer	2005	398,501	31,947	175,000	1,500	(3)
	2004	381,861	—	181,000	1,500	(3)
Geoffrey Cooper, Ph.D. Former Senior Vice President, Business Development	2006	244,231	—	100,000	7,425	(5)
Timothy Whitten	2006	296,549	—	—	25,312	(4)
Former Senior Vice President,	2005	289,047	23,2341	45,000	1,500	
Commercial Operations	2004	277,505	—	32,250	1,500	
Markus F. Renschler, M.D.	2006	264,196	23,405	110,000	1,500	
Senior Vice President, Oncology	2005	249,815	34,179	30,000	1,500	
Clinical Development	2004	227,868	—	25,000	1,500	
Leiv Lea	2006	247,441	22,078	110,000	1,500	
Vice President, Finance and	2005	233,836	18,746	60,000	1,500	
Administration and Chief Financial Officer and Secretary	2004	224,072	—	32,250	1,500	

(1) Includes amounts earned but not paid during the fiscal year.

(2) Consists of bonus earned under the Company's Executive Bonus Plan; amounts in fiscal 2006 were paid in July 2006.

(3) Consists of the Company's matching contribution under its 401(k) Plan.

(4) Mr. Whitten's employment was terminated in June 2006. Amount includes payment of $23,812 of accrued personal time-off and $1,500 for the Company's matching contribution under its 401(k) Plan.

(5) Dr. Cooper's employment was terminated in June 2006. Amount includes payment of $4,425 of accrued personal time-off and $3,000 for the Company's matching contribution under its 401(k) Plan.

Executive Severance Benefits Agreements

The Company has entered into agreements with each of Dr. Miller, Mr. Lea, and Dr. Renschler that provide for certain payments and accelerated vesting of the shares of Common Stock subject to the outstanding options held by each officer in the event of certain changes in control of the Company or a subsequent termination of employment. The types of changes in control causing payments to be made and accelerated stock vesting to occur consist of certain mergers or consolidations; the sale, transfer or other disposition of all or substantially all of the Company's assets; and hostile take overs. In the event of such officer's involuntary termination within thirty-six (36) months following the change in control; the officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the officer's base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the officer elects to receive a lump-sum payment equal to the present value of the installment payments. In addition, in the event of a change in control, all outstanding options held by the officer that would fully vest or become fully exercisable at least eighteen (18) months after the change in control will accelerate as follows: 50% of the unvested or unexercisable portion immediately upon the change in control; 25% of the portion unexercisable or unvested at the time of the change in control one (1) year after the change in control (if the officer is then still employed by the Company or its successor); and 25% of the portion unexercisable or unvested at the time of the change in control eighteen (18) months after a change in control (if the officer is then still employed by the Company or its successor). All options held by the officer at the time of a change in control that otherwise become fully exercisable or fully vest within eighteen (18) months following the change in control will become exercisable and vest in accordance with the following schedule: 50% of the previously unexercisable or unvested portion immediately upon the change in control; the remaining portion will continue to become exercisable and vest in accordance with the exercise/vesting schedule applicable to those options at the time of the change in control. Similarly, any repurchase rights exercisable by the Company with respect to shares of Common Stock held by the officer will lapse depending upon when the repurchase rights would have otherwise lapsed. In the event of the officer's involuntary termination during the eighteen (18) month period after the change in control, all previously unexercisable options (including options that did not accelerate at the time of the change in control) will become immediately exercisable and the repurchase rights will lapse as to all shares then held by the officer.

Under the 2004 Plan, the Plan Administrator has the authority to accelerate outstanding options in the event of certain changes in control of the Company (as defined in the 2004 Plan).

Stock Option Grants

The following table provides certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended June 30, 2006. The exercise price of all options shown in the table is equal to 100% of the fair market value of the Company's Common Stock on the grant date.

Option Grants In Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [(4)]	
Name	Number of Securities Underlying Options Granted (#) [(1)]	Percentage of Total Options Granted to Employees in Fiscal Year [(2)]	Exercise (or Base) Price per Share ($/Sh.) [(3)]	Expiration Date	5%	10%
Richard A. Miller, M.D.	250,000	19.8%	$4.16	5/23/16	$654,050	$1,657,492
Geoffrey Cooper, Ph.D.	—	—	—	—	—	—
Markus F. Renschler, Ph.D.	110,000	8.7%	$4.16	5/23/16	$287,782	$729,297
Timothy G. Whitten	—	—	—	—	—	—
Leiv Lea	110,000	8.7%	$4.16	5/23/16	287,782	$729,297

(1) Each option may contain an early exercise provision, but are subject to repurchase of the option shares by the issuer at the exercise price upon the optionee's termination of service prior to full vesting. The repurchase right lapses, and the option vests, in a series of installments over each optionee's period of service with the issuer in a series of 48 monthly equal and successive installments.

In the event that the Company is acquired by merger or asset sale, each outstanding option that is not to be assumed by the successor corporation or replaced with a comparable option to purchase shares of the capital stock of the successor corporation will automatically accelerate in full. Any options assumed or replaced in connection with such acquisition will be subject to immediate acceleration, and any unvested shares that do not vest at the time of such acquisition will be subject to full and immediate vesting, in the event the individual's service is subsequently terminated following certain specified events within 18 months following the acquisition. In connection with a hostile change in control of the Company (whether by successful tender offer for more than 50% of the outstanding voting stock or by proxy contest for the election of Board members), the administrator of the plan under which the options were issued will have the discretionary authority to provide for automatic acceleration of outstanding options either at the time of such change in control or upon the subsequent termination of the individual's service. Each option has a maximum term of ten years, subject to earlier termination in the event of the optionee's cessation of service with the Company.

(2) Based on an aggregate of 1,261,100 options granted to employees of the Company in fiscal 2006.

(3) The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

(4) Potential realizable value is based on the assumption that the price per share of Common Stock appreciates at the assumed annual rate of stock appreciation for the option term. The assumed 5% and 10% annual rates are set forth in accordance with the rules and regulations adopted by the SEC and do not represent the Company's estimate of stock price appreciation. There can be no assurance that the assumed 5% and 10% annual rates of appreciation (compounded annually) will actually be realized over the term of the option. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

Stock Option Exercises and Holdings

The table below sets forth certain information concerning the exercise of options during the fiscal year ended June 30, 2006 by the Named Executive Officers and unexercised options held as of the end of such year by such individuals.

Aggregated Option Exercises In Fiscal 2006 And 2006 Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year End (1)		Value of Unexercised In-the-Money Options at Fiscal Year End (2)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard A. Miller, M.D.	27,747	$256,660	1,111,800 (3)	64,200	—	—
Geoffrey Cooper, Ph.D.	—	—	25,000	—	—	—
Markus F. Renschler, M.D.	—	—	333,010 (4)	60,990	—	—
Timothy G. Whitten	—	—	279,458	—	—	—
Leiv Lea	—	—	436,425 (5)	50,825	—	—
Hugo Madden, Ph.D.	—	—	317,129 (6)	13,157	—	—

(1) Unexercised options include options that may be exercised early but are subject to repurchase should the optionee's employment terminate prior to vesting of the options.

(2) Determined by subtracting the exercise price from the market price of the Common Stock on June 30, 2006 ($3.86) and multiplying by the number of shares.

(3) Includes 385,856 options related to unvested options.

(4) Includes 98,511 options related to unvested options.

(5) Includes 146,518 options related to unvested options.

(6) Includes 24,280 options related to unvested options.

Securities Authorized For Issuance Under Equity Compensation Plans

The table below shows, as of June 30, 2006, information for all equity compensation plans previously approved by stockholders and for all compensation plans not previously approved by stockholders.

Equity Compensation Plan Information
as of June 30, 2006

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders (2)	5,241,802	$13.29	1,207,233
Equity compensation plans not approved by security holders (3)	25,000	$7.76	—
Total	5,266,802	$13.26	1,207,233

(1) Includes approximately 119,138 shares issuable under the Company's Employee Stock Purchase Plan.
(2) Includes our:

- 2004 Equity Incentive Award Plan
- 1995 Stock Option Plan
- 1995 Non-Employee Director Stock Option Plan
- Employee Stock Purchase Plan

(3) On June 3, 2005, we granted Geoffrey Cooper an option to purchase shares of our common stock in connection with his joining the company. These options were granted without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv) under the following terms: 100,000 non-qualified stock options, 10-year duration, an exercise price of $7.76 per share, of which ¼ of the total grant vests on the one-year anniversary of Dr. Cooper's hire and 1/48th of the total grant vests each month thereafter until the grant is fully vested. Dr. Cooper's employment was terminated June 2006. Therefore, 75,000 options were forfeited in June 2006. The remaining 25,000 options were cancelled in September 2006.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2006, the Compensation Committee of the Board was comprised of Dr. Levy and Mr. Rohn, neither of whom is an employee or former employee of the Company.

No current executive officer of the Company served on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION *

The Compensation Committee of the Board reviews and recommends to the Board for approval the Company's executive compensation policies. During the year ended June 30, 2006, the Compensation Committee consisted of non-employee Directors Richard M. Levy, Ph.D. and William R. Rohn. The Compensation Committee annually evaluates the performance, and determines the compensation, of the Company's Chief Executive Officer and the other executive officers based upon a combination of several factors: the Company's accomplishments, individual performance and comparisons with other biotechnology companies. Companies examined for comparative purposes may, but need not, include those comprising the Nasdaq Stock Market (U.S.) Index and the Nasdaq Biotechnology Index and labor market competitors. The following report of the Compensation Committee describing the compensation policies and rationales applicable to the Company's executive officers with regard to the compensation payable to such executive officers for the fiscal year ended June 30, 2006.

In May 2005, the Compensation Committee set the compensation payable to Dr. Miller for the twelve (12) month period ending April 30, 2006. Dr. Miller was not present during the discussion of his compensation. Dr. Miller in turn recommended, subject to the Compensation Committee's review and approval, the compensation to be paid for such twelve (12) month period to the Company's other executive officers. For those executive officers, the Compensation Committee had previously established performance factors to be considered by Dr. Miller in making his recommendations with respect to the compensation level to be in effect for each such officer. Dr. Miller provided the Compensation Committee with his evaluation of the performance of each officer with respect to those factors and his recommendation as to the compensation to be paid to that individual on the basis of such performance. The Compensation Committee reviewed and approved the recommendations of Dr. Miller.

General Compensation Policy. The Compensation Committee's overall policy as to executive compensation is to ensure that an appropriate relationship exists between the total compensation package established for each executive officer and the creation of stockholder value, while at the same time assuring that compensation is sufficiently competitive to motivate and retain key executives. In furtherance of this goal, executive compensation is structured so as to integrate competitive levels of annual base salary and performance bonuses with discretionary stock options based upon individual and corporate performance. This annual cash compensation, together with the payment of equity incentives in the form of stock option grants, is designed to attract and retain qualified executives and to ensure that such executives have a continuing stake in the long-term success of the Company.

Factors. Since the Company is in the development stage, the use of traditional performance standards (such as profit levels and return on equity) are not appropriate in evaluating the performance of the executive officers. In particular, the unique nature of the biotechnology industry, specifically the absence of revenues and the fact that the Company's stock performance is often more a consequence of larger market forces than of actual Company achievements, makes it impossible to tie performance objectives to standard financial considerations. The primary factors that were considered in establishing the components of each executive officer's compensation package for the 2006 fiscal year are summarized below. The

Compensation Committee may, however, in its discretion apply entirely different factors, such as different measures of strategic performance, for future fiscal years.

Base Salary. When establishing or reviewing base compensation levels for each executive officer, the Compensation Committee considers numerous factors, including the qualifications of the executive and his or her level of relevant experience, strategic goals for which the executive has responsibility, specific accomplishments of the executive during the last fiscal year and the compensation levels in effect at companies in the Company's industry that compete with the Company for business and executive talent. Base salaries are reviewed annually, and adjustments to each executive officer's base salary are made to reflect individual performance and salary increases effected by the peer group companies which are other biotech companies of a comparable size. The peer group companies are not necessarily the same group of companies included in the Nasdaq Pharmaceutical Index used in the performance graph for evaluating the price performance of our Common Stock. A major objective, accordingly, is to have base salary levels commensurate with those of comparable positions with the peer group companies, given the level of seniority and skills possessed by the executive officer in question and the Compensation Committee's assessment of such executive's performance over the year.

Bonuses. Beginning in fiscal 2005, all executive officers were eligible for annual performance bonuses. At the beginning of fiscal 2006, the Compensation Committee established a list of specific corporate and individual goals as well as specific bonus amounts tied to each goal. The bonus goals were divided into the following three categories: 1) clinical development, 2) corporate development, and 3) individual goals. The target bonus opportunity for each officer was 30% of base salary. Actual bonus awards granted in fiscal 2006 are listed in "Compensation of Executive Officers-Summary Compensation Table."

Our Corporate Bonus Plan, or Bonus Plan, will govern bonus awards to the Company's executive officers for performance during fiscal year 2007. Under the Bonus Plan, cash bonuses, if any, will be based on both the achievement of specified individual and corporate goals. On May 22, 2006, the Compensation Committee approved executive goals and associated bonus target amounts for fiscal year 2007. For fiscal year 2007, the bonus targets are divided into three categories: 1) clinical development, 2) corporate development, and 3) individual goals. Bonus targets are payable in an aggregate amount of up to 30% of the executive's base salary, if at all. Our Board of Directors and Compensation Committee reserve the right to modify these targets, amounts and criteria at any time.

Long-Term Incentive Compensation. The Compensation Committee has the authority under the 2004 Plan to provide executives and other key employees with equity incentives primarily in the form of stock option grants. Generally, the size of each option grant is set at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, but there is also taken into account comparable awards made to individuals in similar positions in the industry, as reflected in external surveys, the individual's potential for future responsibility and promotion and the individual's performance in the recent period. The Compensation Committee has also established general guidelines for maintaining the unvested option holdings of each executive officer at a targeted level based upon his or her position with the Company, and option grants are periodically made to maintain the targeted levels. However, the Compensation Committee does not strictly adhere to these guidelines, and the relative weight given to each of the foregoing factors varies from individual to individual as the Compensation Committee deems appropriate under the circumstances.

The grants are designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period (up to ten (10) years). Accordingly, the option will provide a return to the executive officer only if he or she remains in the Company's employ, and then only if the market price appreciates over the option term. All options currently held by executive officers have an exercise price equal to the fair market value of the Company's Common Stock as of the grant date.

CEO Compensation. In setting the compensation payable for the 2006 fiscal year to the Company's President and Chief Executive Officer, Richard A. Miller, the Compensation Committee reviewed a detailed performance evaluation compiled for Dr. Miller. Such review considered Dr. Miller's qualifications, the level of experience brought to his position and gained while in the position, Company goals for which Dr. Miller had responsibility, specific accomplishments to date, and the importance of Dr. Miller's individual achievement in meeting Company goals and objectives set during the prior fiscal year. In addition, the Compensation Committee surveyed the salary levels in effect for and equity compensation packages for chief executive officers at the peer group companies, which were taken into account for comparative compensation purposes for all of the Company's other executive officers.

In determining Dr. Miller's compensation level, the Compensation Committee sought to establish a competitive rate of base salary, while at the same time tying a significant percentage of his overall compensation package to individual and Company performance, such as the attainment of certain milestones in the testing of clinical products. Based on these factors, the Compensation Committee increased Dr. Miller's base salary level 6.0 % to $418,069. In awarding stock options, the Compensation Committee considered Dr. Miller's performance in meeting the Company's objectives and the goals of his position, overall Company performance, the equity position of Dr. Miller in the Company and a review of the equity position of top management at companies in the biotechnology sector at a similar stage of development as the Company. In fiscal 2006, Dr. Miller received options to purchase 250,000 shares of Common Stock.

Compliance with Internal Revenue Code Section 162(m) of the Code

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to the Company's executive officers for the 2006 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the non-performance-based compensation to be paid to the Company's executive officers for fiscal 2006 will exceed that limit. The 2004 Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer approach the $1 million level.

The above report is submitted by the Compensation Committee of the Company's Board of Directors.

Richard M. Levy, Ph.D. (Chairman)
William R. Rohn

BOARD AUDIT COMMITTEE REPORT *

The Audit Committee of the Board is comprised of three (3) independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules listing standards) and operates under a written charter adopted by the Board of Directors, available in the Investors section of the Company's website at www.pharmacyclics.com. During the fiscal year ended June 30, 2006, the members of the Audit Committee were Mr. Taylor (chairman), Mr. Gilburne and Dr. Itri.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended June 30, 2006 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement of Accounting Standard 61. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from management and the Company, including the matters in the written disclosures required by Independence Standards Board Standard No. 1.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee held four (4) meetings during the fiscal year ended June 30, 2006.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2006 for filing with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the retention of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

Craig C. Taylor (chairman)
Miles R. Gilburne
Loretta M. Itri, M.D.

* The material in these reports is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

PERFORMANCE GRAPH

The graph depicted below shows the Company's Common Stock price as an index assuming $100 invested on June 30, 2001 at the then current market price of $33.90 per share, along with the composite prices of companies listed in the Nasdaq Pharmaceutical Index and Nasdaq Total U.S. Stock Market Index (assuming reinvestment of dividends).


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG PHARMACYCLICS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ PHARMACEUTICAL INDEX
DOLLARS
120
100
80
60
40
120
0
6/01
6/02
6/03
6/04
6/05
6/06
PHARMACYCLICS, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ PHARMACEUTICAL

* $100 invested on 6/30/01 in stock or index-including reinvestment of dividends.
Fiscal year ending June 30.

	Cumulative Total Return					
	6/01	6/02	6/03	6/04	6/05	6/06
PHARMACYCLICS, INC.	100.00	13.10	13.98	29.91	22.15	11.39
NASDAQ STOCK MARKET (U.S.)	100.00	70.34	78.10	98.58	99.24	105.85
NASDAQ PHARMACEUTICAL	100.00	56.67	82.12	88.15	86.40	100.55

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnity Agreements

The Company's restated certificate of incorporation and bylaws provide for indemnification of directors, officers and other agents of the Company. Each of the current directors and officers of the Company have entered into separate indemnification agreements with the Company.

Director Compensation

See the disclosure under "Director Compensation" in the section titled "Executive Compensation" for details regarding cash compensation for non-employee Directors.

Executive Severance Benefits and Agreements

See the disclosure under "Executive Severance Benefits Agreements" in the section titled "Executive Compensation" for details regarding Executive Severance Benefits.

ANNUAL REPORT

A copy of the Company's Annual Report for the year ended June 30, 2006 has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting material.

FORM 10-K

The Company filed an Annual Report on Form 10-K for the year ended June 30, 2006 with the Securities and Exchange Commission. A copy of the Form 10-K has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting material. **Stockholders may obtain additional copies of the Form 10-K, without charge, by writing to Leiv Lea, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.**

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed Proxy.

THE BOARD OF DIRECTORS

Dated: November 2, 2006

Pharmacyclics®

Putting new therapies into action

Annual Report 2006

President's Letter

Dear Stockholders:

Pharmacyclics is well-positioned for future success with a promising late-stage product candidate that has completed pivotal Phase 3 clinical trials in its initial indication and a deep pipeline of product candidates in pre-clinical and clinical development for various cancers and other diseases.

We anticipate submitting a New Drug Application (NDA) to the U.S. Food and Drug Administration for our lead product candidate Xcytrin® (motexafin gadolinium) Injection to treat brain metastases from non-small cell lung cancer (NSCLC) by the end of calendar 2006.

We are also advancing multiple other trials with Xcytrin for a broad range of potential cancer indications and have significantly expanded and enhanced our oncology pipeline by acquiring several promising product candidates, targets and programs from Celera Genomics.

Versatile Lead Product Candidate Addresses Large Unmet Needs in Cancer
Results from our pivotal multinational Phase 3 SMART (Study of Neurologic Progression with Motexafin Gadolinium and Radiation Therapy) trial with Xcytrin in patients with brain metastases from NSCLC were presented at the 2006 American Society of Clinical Oncology (ASCO) Annual Meeting, and selected by its Scientific Program Committee to be featured in the "2006 Best of ASCO Meetings."

The 554-patient trial was conducted under a Special Protocol Assessment (SPA) agreement with the FDA. The primary clinical endpoint, time to neurologic progression, was based on substantial prior clinical research and comprehensive discussions with leading authorities in neuro-oncology and the FDA. The trial was one of the largest and most innovative trials ever conducted for this disease and uniquely employed stringent and clinically relevant clinical assessments to determine neurologic benefits to patients.

In the intent-to-treat population of 554 patients, the median time to neurologic progression was 15.4 months for patients receiving Xcytrin plus whole brain radiation therapy (WBRT) compared to 10.0 months for patients treated with WBRT alone (P=0.12, hazard ratio=0.78).

Significant differences in the management of patients with brain metastases in North America compared to Europe were observed; most notably, a substantial delay in the initiation of radiation was observed in a small number of European centers. In North America, prompt use of WBRT for treatment of brain metastases is standard practice. Over 90% of the patients enrolled in the study in North America received prompt WBRT (within four weeks of the diagnosis of brain metastases). The delay in use of WBRT appeared to reduce Xcytrin's treatment benefit. We believe this delay in WBRT as initial therapy for brain metastases was the major factor affecting differences in outcome by region.

As presented at ASCO, when adjusting for the delay in WBRT, the median time to neurologic progression was 15.5 months for Xcytrin plus WBRT compared to 10.2 months for WBRT alone in the intent-to-treat population (P=0.05, hazard ratio=0.75). The median time to neurologic progression in patients enrolled in North America (N=348) was 24.2 months for patients receiving Xcytrin plus WBRT compared to 8.8 months for those receiving WBRT alone (P=0.004, hazard ratio = 0.53).

Xcytrin was also well tolerated with the most common drug-related grade 3 and 4 adverse events being hypertension (4%), elevated liver enzymes (3%) and fatigue (3%), all of which were reversible. Use of Xcytrin did not compromise the ability to deliver standard treatment with WBRT.

To date, 805 patients with brain metastases from NSCLC have been enrolled in two randomized trials conducted by Pharmacyclics. Consistent results have been obtained across these trials, which evaluated identical treatment regimens in similar patients using the same endpoint. Analysis of the data from these two trials shows a median time to neurologic progression of 15.4 months for Xcytrin plus WBRT compared to 9.0 months for WBRT (P=0.016, hazard ratio 0.74).

We believe that our clinical trials have demonstrated a significant treatment effect combined with a favorable safety profile that could serve to benefit patients with brain metastases from NSCLC. Xcytrin, if approved, would be the first drug in its class, and the only agent available specifically for treatment of brain metastases.

According to the National Cancer Institute, over 170,000 patients will be diagnosed with lung cancer this year in the United States. Brain metastases are estimated to occur in up to 50% of lung cancer patients.

Brain metastases occur when cancer cells spread to the brain and grow, causing major neurologic complications and, in many cases, death. Patients with brain metastases usually suffer serious deterioration of neurologic and neurocognitive function such as loss of short-term memory, compromised verbal skills and fine motor coordination, and reduction in cognitive performance. Most patients with brain metastases have multiple lesions and are not candidates for surgical resection or radiosurgery. The goal of WBRT is to reverse or prevent neurological deterioration and prevent death due to tumor progression in the brain.

The SMART trial was an outstanding achievement and we greatly appreciate the efforts and commitment of the many scientists, clinical investigators, health care workers, and patients who participated in this innovative clinical trial.

Potentially Broadly Applicable Cancer Agent

Beyond the pivotal trial program, we have initiated five new Phase 2 clinical trials testing Xcytrin in a broad range of potential indications. Three of these trials focus on the use of Xcytrin as a systemic therapy for second-line treatment of NSCLC patients. Other trials are evaluating Xcytrin in combination with radiosurgery for brain metastases, and Xcytrin in combination with WBRT and Temodar® in patients with glioblastoma, a study that is sponsored by the Radiation Therapy Oncology Group.

Xcytrin's non-overlapping toxicity with chemotherapy, in particular, makes it an appealing agent as part of combination cancer treatment regimens. Preliminary results from early-stage trials indicate that Xcytrin has both single agent activity and may be combined with commonly used chemotherapy and antibody-based treatments. Based on the activity observed in our lung cancer brain metastases trials, a major clinical development strategy is to establish Xcytrin as a systemic treatment for patients with lung cancer that have failed prior chemotherapy regimens. We plan to start a pivotal randomized Phase 3 trial with Xcytrin in combination with Taxotere® (docetaxel) for second-line lung cancer treatment in the first half of calendar year 2007.

Expanding Oncology Pipeline

In April 2006, we announced the acquisition of several oncology product candidates from Celera Genomics. This transaction leverages our strength in oncology and chemistry and expands our oncology product opportunities. Under the terms of the agreement, we acquired Celera technology and intellectual property relating to novel drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, angiogenesis molecules, and tyrosine kinases involved in immune function. Our novel HDAC inhibitor is now in a Phase 1 trial evaluating its safety and pharmacokinetics when administered orally and intravenously.

The Celera programs are an ideal fit with our small-molecule chemistry technology platform and oncology clinical development core competency and, together with Xcytrin, these novel programs provide us with a deep pipeline of diverse products and strengthen our oncology franchise.

Planning for Success

We have successfully moved multiple programs forward through the extraordinary efforts and talents of our employees while judiciously managing our cash and resources. Our cash position of $40.5 million with 20.9 million shares outstanding, as of June 30, 2006, demonstrates our financial discipline. In August 2006, we further strengthened our financial resources with an equity line from Azimuth Capital Ltd. This flexible agreement allows us to sell up to $20 million of newly issued common stock at a time and in amounts the company deems suitable to enhance our business and create additional value for our stockholders.

We believe Pharmacyclics is well-positioned to become a leading oncology company. Our late-stage product candidate, Xcytrin, addresses a large market for a serious illness and has the potential to be used in a wide range of malignancies. Because we own the worldwide rights to Xcytrin, we plan to build a U.S. commercial oncology franchise around it while we move our other oncology programs through development. We anticipate forming corporate alliances for commercialization of our products outside the U.S.

Together with our collaborators, we look forward to discovering, developing and commercializing novel drugs that improve outcomes for patients with cancer.

Richard A. Miller
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

For Annual and Transition Reports Pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From __________ to __________.

Commission File Number: 000-26658

PHARMACYCLICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-3148201
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
995 E. Arques Avenue, Sunnyvale, CA	94085-4521
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (408) 774-0330

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.0001 Par Value

Securities registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Check one: Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant was $50,237,111 based on the closing sale price of the Registrant's common stock on The NASDAQ Stock Market LLC on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded, in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the Registrant's common stock as of August 31, 2006 was 20,946,694.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into Part III of this Form 10-K: the Definitive Proxy Statement for the Registrant's 2006 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission.

[This page intentionally left blank.]

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2006

TABLE OF CONTENTS

[This page intentionally left blank.]

Part I

Important Factors Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. In particular, forward-looking statements include:

- *information concerning possible or assumed future results of operations, trends in financial results and business plans;*
- *statements about our product development schedule;*
- *statements about our expectations for and timing of regulatory approvals for any of our product candidates;*
- *statements about the level of our expected costs and operating expenses;*
- *statements about our future capital requirements and the sufficiency of our cash, cash equivalents, marketable securities and other financing proceeds to meet these requirements;*
- *statements about the potential results of ongoing or future clinical trials;*
- *other statements about our plans, objectives, expectations and intentions; and*
- *other statements that are not historical fact.*

From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements are only predictions that provide our current expectations or forecasts of future events. Any or all of our forward-looking statements in this report and in any other public statements are subject to unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Also note that we provide a cautionary discussion of risks, uncertainties, assumptions and other factors relevant to our business under the caption Risk Factors and elsewhere in this report. These are risks that we think could cause our actual results to differ materially from expected or historical results.

Item 1. *Business*

We are a pharmaceutical company developing patented new drugs to treat cancer and other diseases. Our pharmaceutical agents are synthetic small molecules designed to target key biochemical pathways in diseased cells. In oncology, we are developing Xcytrin® (motexafin gadolinium) Injection and several compounds we acquired from Celera Genomics in April 2006. Two lead product candidates have been produced and currently are being evaluated in clinical trials:

- **Xcytrin®** (motexafin gadolinium) Injection, is now being evaluated in several clinical trials. Xcytrin is an anti-cancer agent with a novel mechanism of action. It is designed to selectively target cancer cells and, by disrupting cell metabolism, induce cell death through a cellular process known as apoptosis. We believe Xcytrin has the potential to be used for treating many types of cancer. In December 2005, we announced top-line results of our pivotal Phase 3 clinical study of Xcytrin for the potential treatment of non-small cell lung cancer (NSCLC) patients with brain metastases. Although patients receiving Xcytrin had a longer time to neurologic progression, the study's primary endpoint, the difference compared to patients in the control arm did not reach statistical significance. However, there was an imbalance in treatment delay favoring the control arm of the study. As presented at the 2006 Annual Meeting of the American Society of Clinical Oncology (ASCO) in June of 2006, adjusting for this imbalance resulted in a treatment benefit for the Xcytrin arm of the study (P=0.05). We believe that these data indicate Xcytrin benefited patients that had prompt treatment with whole brain radiation therapy. Pooled data from two randomized trials indicate that Xcytrin benefited patients with brain metastases from NSCLC, as measured by improved time to neurologic progression. We plan to submit a New Drug Application (NDA) to the FDA for the potential treatment of NSCLC patients with brain metastases. Several Phase 1 and Phase 2 clinical trials are in progress evaluating Xcytrin as a stand-alone agent, and in combination with chemotherapy, radiation therapy or biologic therapy with monoclonal antibodies. One of Xcytrin's chemical features allows it to be visualized in the body using standard magnetic resonance imaging (MRI) procedures. Using MRI, we have established that Xcytrin localizes selectively in cancers. We own the worldwide rights to Xcytrin.

- **Histone Deacetylase Inhibitor (PCI-24781)** is now in a Phase 1 trial in patients with advanced relapsed solid tumors. PCI-24781 targets histone deacetylase (HDAC) enzymes and inhibits their function. HDAC enzymes are required for control of gene expression and inhibition of these enzymes results in tumor cell cytotoxicity.

Our strategy is to focus initially in oncology. Xcytrin is being evaluated for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy. We are conducting Phase 2 clinical trials with Xcytrin used alone to treat recurrent metastatic lung cancer and to treat hematologic cancers such as lymphomas and chronic lymphocytic leukemia. We are also conducting Phase 2 clinical trials with Xcytrin in combination with stereotactic radiosurgery for treatment of brain metastases, and in combination with chemotherapy for recurrent metastatic lung cancer.

We acquired the following drug candidates from Celera:

- A novel compound, known as PCI-24781, that inhibits HDAC and is in a Phase 1 study for the treatment of advanced solid tumors.
- A first-in-class HDAC-8 selective inhibitor in preclinical development for the potential treatment of cancer.
- A first-in-class Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases.
- B cell associated tyrosine kinase inhibitors potentially useful for treatment of lymphomas and autoimmune diseases.

We also completed a Phase 1 clinical trial with Antrin® (motexafin lutetium) Angiophototherapy for the treatment of coronary artery disease in patients receiving balloon angioplasty and stents. Given our focus in oncology and increased product opportunities in oncology, we do not plan to conduct further clinical trials with Antrin unless we are able to enter into a corporate partnership arrangement for its continued commercial development.

Market Overview

Cancer

Cancer results from the uncontrolled multiplication of cells, which invade and interfere with the normal function of adjacent tissues and organs. Frequently, cancer cells become dislodged from their primary site and spread, or metastasize, to other places in the body. Approximately 1.3 million new cases of cancer are diagnosed annually in the United States. The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size, location and existence of spread of the tumor using diagnostic imaging procedures. Therapy typically includes some combination of surgery, radiation therapy, chemotherapy or biologic therapy.

Most existing therapies of cancer tend to indiscriminately destroy both healthy and diseased cells and may cause serious side effects. As a result, substantial cancer research has been directed toward developing novel treatments that are more selective for the cancer and less toxic to normal tissues. These approaches seek to identify drugs, radiation therapy procedures or biological agents that are capable of targeted destruction of the tumor with fewer side effects than existing treatments. Ideal agents would be those that are easy to deliver to the patient and capable of being used in combination with other cancer therapies to enhance efficacy without increasing toxicity to normal tissues. In addition to therapies intended to potentially cure patients, much of cancer therapy is utilized for palliation; it is given for reducing the pain and suffering from cancer. The following is a description of the market for current therapies used in the treatment of cancer:

- *Surgery.* Surgical removal of tumors is attempted whenever the tumor appears to be localized in a single, accessible site. Although potentially curative for localized cancers, many patients have disease that is inaccessible to complete surgical removal or has spread from the primary site. Spread of cancer from the primary site, known as metastasis, usually requires some form of systemic therapy with agents that distribute to all parts of the body.

- *Radiation Therapy.* Approximately 4,000 physicians specializing in radiation oncology administer radiation therapy to more than 700,000 patients annually in the United States. Radiation therapy is a localized treatment that may cure patients with tumors that are limited in size and have not spread from the primary site. Radiation therapy is frequently used to ameliorate the symptoms or signs of disease. This approach is not curative and is done to palliate or lessen patient suffering caused by tumor growth at a particular anatomic site. Radiation is usually applied to the tumor site several times per week over a period of two to six weeks. Radiation therapy often has toxic effects on healthy tissue surrounding the tumor because the radiation cannot be adequately targeted. An estimated 50% of newly diagnosed cancer patients, including those with cancers of the lung, breast, prostate, or head and neck region, will receive radiation therapy as part of their initial treatment. In addition, more than 150,000 patients with persistent or recurrent cancer also will receive radiation therapy. A growing trend in radiation oncology is to deliver the radiation concomitantly with chemotherapy drugs in order to improve clinical outcomes.

- *Chemotherapy.* More than 350,000 patients each year in the United States receive chemotherapy for treatment of many types of cancer. The serious or life-threatening side effects of chemotherapy agents, many of which are due to lack of selectivity, limit the effectiveness of this treatment. Chemotherapy drugs tend to distribute themselves throughout the body in normal tissues as well as in the tumor. Because of their toxicity to normal tissues, chemotherapy drugs can be administered only in small dosages and accordingly, the therapeutic benefits may be limited. Cancer cells also can become resistant to chemotherapy drugs, stimulating great interest in the identification of new agents with unique mechanisms of action.

- *Targeted Therapy.* Recently, monoclonal antibodies and drugs targeting specific molecular defects in cancer cells have been approved for the treatment of some cancers. Although more selective and usually safer than radiation and chemotherapy, these treatments are, so far, limited to certain types of cancer.

Most patients with cancer are treated with a combination of drugs or approaches that are intended to eradicate as much of the cancer as possible. The selection of agents is based on their mechanism of action and safety profile. The goal of combination therapy is to increase tumor destruction without causing unacceptable toxicity. Substantial research efforts are directed to finding new agents with novel mechanisms of action that can be added to existing combination therapy regimens and improve clinical outcomes.

Our Business Strategy

The key elements of our business strategy include:

- *Creating diverse product opportunities in oncology.* We are leveraging our expertise in chemistry and oncology development to create multiple novel oncology drug candidates.

- *Focusing on proprietary drugs that address large markets for the treatment of cancer.* Although our versatile technology platform can be used to develop a wide range of pharmaceutical agents, we have focused most of our initial efforts in oncology where we have established strength in preclinical and clinical development and where accelerated regulatory approval and favorable pricing may be possible.

- *Evaluating Xcytrin in many types of cancer including its use as a single agent, in combination with radiation therapy and in combination with chemotherapy.* We are leveraging both our oncology experience and Xcytrin's versatility by conducting clinical trials in a variety of cancer types and clinical situations.

- *Retaining rights and commercializing our oncology products in the U.S.* We intend to retain rights and develop sales and marketing capabilities in the U.S. for our oncology products.
- *Establishing strategic alliances.* We intend to establish strategic alliances for the commercialization of our oncology products outside the U.S. and for the development and commercialization of potential products that are outside the oncology area.

Status of Products Under Development

The table below summarizes our product candidates and their stage of development:

Product Candidate	Disease Indication	Development Status[(1)]
XCYTRIN		
Single Agent	Lung cancer	Phase 2 — enrolling
	Lymphoma	Phase 2 — enrolling
	Chronic lymphocytic leukemia (CLL)	Phase 2 — enrolling
With Radiation	Brain metastases from lung cancer	Phase 3 — study complete[(2)]
	Primary brain tumor	Phase 2 — enrolling[(3)]
	Brain metastases with stereotactic radiosurgery	Phase 2 — enrolling
	Childhood gliomas[(4)]	Phase 1 — enrollment complete
With Chemotherapy	Recurrent lung cancer (with Taxotere®)	Phase 2 — enrolling
	Recurrent lung cancer (with Alimta®)	Phase 2 — enrolling
	Primary brain tumor (with Temodar®)	Phase 1 — enrolling
	Lung cancer (with cisplatin and Taxotere)	Phase 1 — enrolling
PCI-24781 (HDAC Inhibitor)	Advanced solid tumors	Phase 1 enrolling
Selective HDAC Inhibitor	Cancer therapy	Preclinical
Factor VIIa inhibitor	Cancer therapy	Preclinical
B cell tyrosine kinase inhibitor	Cancer therapy	Preclinical

(1) "Phase 1" means initial human clinical trials designed to establish the safety, dose tolerance and sometimes distribution of a compound. "Phase 2" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase 3" means human clinical trials designed to lead to accumulation of data sufficient to support a new drug application, including substantial evidence of safety and efficacy.

(2) Pivotal Phase 3 trial has been completed with NDA filing anticipated by the end of calendar 2006.

(3) Study conducted by the Radiation Therapy Oncology Group (RTOG).

(4) Study conducted by the Children's Oncology Group (COG).

Cancer Therapy with Xcytrin

Cancer cells have derangements of their metabolism, which distinguishes tumors from normal tissues. Many existing chemotherapy drugs are intended to exploit the metabolic abnormalities of cancer cells, which is the basis for the mode of action of many of these drugs. Xcytrin's selective uptake in tumor cells occurs within minutes of administration and persists for hours, effectively concentrating the drug's effect in the tumor. The targeting of tumors is based on Xcytrin's novel mechanism of action. We believe Xcytrin disrupts redox dependent biochemical pathways in cancer cells by inhibiting the function of certain key proteins. These oxidative stress response proteins are required for cancer cells to survive and grow. By inhibiting these proteins, Xcytrin is designed to weaken, and in some cases, kills the cancer cells. Tumor selectivity occurs because cancer cells have greater abundance of these proteins compared to normal cells. In laboratory studies, cancer cells incubated with Xcytrin undergo either growth arrest or apoptosis, a programmed sequence of events leading to cell death. The sensitivity of cancer cells to Xcytrin varies, depending on the type of cancer. Also in laboratory studies, Xcytrin enhances the activity of several commonly used chemotherapy agents and radiation. In published preclinical studies, animals receiving Xcytrin in combination with radiation therapy or chemotherapy had greater tumor response rates as compared to the control groups receiving equivalent doses of either radiation therapy or chemotherapy alone. Preclinical studies further suggest that Xcytrin increases the effect of radiation therapy at the tumor site, with no increased damage to surrounding healthy tissues. An additional feature of Xcytrin is that it is detectable by magnetic resonance imaging scanning (MRI), providing a method for monitoring its distribution in patients and for determining the precise size and location of tumors.

For our first product candidate, we intend to seek U.S. Food and Drug Administration (FDA) approval of Xcytrin for treatment of patients receiving whole brain radiation therapy (WBRT) for non-small cell lung cancer (NSCLC) that has spread to the brain. Patients with this problem, known as brain metastases, develop devastating neurologic complications, including severe headache, seizures, paralysis, blindness and impaired ability to think. Radiation therapy for treatment of this problem is performed on approximately 90,000 patients per year in the United States and is intended to prevent, delay, or reduce these complications. We believe that Xcytrin could eventually be used for the treatment of many other types of cancer.

Clinical Status. We have completed a Phase 1 clinical trial of Xcytrin in 38 adult patients with advanced cancer who received radiation therapy. This trial was designed to determine the toxicity of a single dose of the drug. Reversible kidney toxicity was found at the highest doses of drug tested. Accumulation of Xcytrin in lung cancer, breast cancer and other tumors was confirmed using magnetic resonance imaging. The results of this study were published in the journal *Clinical Cancer Research* in 1999.

We also have completed an international multicenter Phase 1b/2 clinical trial in 61 patients to evaluate the safety and efficacy of Xcytrin in cancer patients receiving radiation therapy for treatment of tumors which had spread to the brain. Ten once-daily treatments of Xcytrin and whole brain radiation therapy were well tolerated. The maximally tolerated dose of Xcytrin was 6.3 mg/kg. Dose limiting toxicity was found to be reversible elevation of liver function tests. The most common side effects were transient skin discoloration. Other adverse events occurring in at least ten percent of patients included nausea, vomiting, rash, headache and weakness. Xcytrin's tumor selectivity was established by MRI. The radiologic tumor response rate was 72% in the Phase 2 portion of the study. These results were published in 2001 in the *Journal of Clinical Oncology*. Although there was no control group in the study, the results suggested that Xcytrin increased tumor control in the brain beyond that expected with radiation alone.

Based on the results of our Phase 1b/2 trial, we conducted an initial randomized, controlled Phase 3 trial with Xcytrin for the treatment of patients with brain metastases from solid tumors who were undergoing whole brain radiation therapy. The study was conducted at more than 50 leading cancer centers in the United States, Canada and Europe and enrolled 401 patients: 251 with lung cancer, 75 with breast cancer and 75 with other tumor types. The results of this study were published in July 2003 in the *Journal of Clinical Oncology* and in January 2004 in the *Journal of Clinical Oncology*.

This study was designed to compare the safety and efficacy of standard WBRT to standard WBRT plus Xcytrin. The study had co-primary efficacy endpoints of survival and time to neurologic progression. Time to neurologic progression is a clinical benefit endpoint of special importance in patients with brain metastases since the majority of patients with brain metastases experience neurologic decline despite the use of WBRT. Physicians administer WBRT to patients with brain metastases primarily to prolong the time before the neurologic progression occurs. An independent Events Review Committee (ERC), blinded to the treatment assignment, determined neurologic progression based on pre-specified criteria. The trial design also included evaluation of neurologic progression determined by standardized investigator assessments.

The trial did not meet its primary endpoints for the entire patient population, which included patients with 14 different types of cancer. However, there was a significant improvement in time to neurologic progression in the pre-specified stratum of 251 lung cancer patients receiving Xcytrin. Over 60% of the patients in the study had lung cancer, representing the largest sub-group of patients. Results from both the ERC and the investigators' assessments were in agreement that lung cancer patients receiving Xcytrin had a benefit in time to neurologic progression.

By investigator neurologic assessment, treatment with Xcytrin was associated with improved time to neurologic progression in the entire 401 patient population (P=0.018, unadjusted) with the benefit primarily confined to the lung cancer patients. These results were confirmed by the ERC, which also found a benefit in the lung cancer population (P=0.048, unadjusted).

The majority of patients with brain metastases have extensive disease outside the brain and frequently die from causes unrelated to tumor growth in the brain. There was no significant difference in survival in patients who received Xcytrin (median 5.2 months) or who did not receive Xcytrin (median 4.9 months). We believe this lack of survival difference is due to death from tumor progression outside the brain, which would not be expected to be controlled by WBRT. However, lung cancer patients treated with Xcytrin were found to have a reduction in death due to brain tumor progression as assessed by investigators.

In our trial, patients with lung cancer differed substantially from patients with breast and other cancers. Lung cancer patients more often presented with brain metastases concomitantly with their initial primary tumor diagnosis, had brain as the only known site of metastases, had smaller tumor volume and less prior therapy. There are several possible reasons for the observed benefit in time to neurologic progression seen in the lung cancer sub-group. We believe that less extensive extracranial disease, more rapid and reversible development of central nervous system signs and symptoms and less exposure to prior neurotoxic chemotherapies provided a greater opportunity to demonstrate a clinical benefit in this group of patients. Other studies also have shown that lung cancer patients with brain metastases behave differently than patients with brain metastases from other solid tumors and appear to benefit from additional brain directed therapies. Recently, overexpression of the enzyme thioredoxin reductase has been found in lung cancers and is associated with poor prognosis. As published in April 2006 in the *Journal of Biological Chemistry*, Xcytrin has been shown in the laboratory to inhibit thioredoxin reductase and this function may be responsible for Xcytrin's activity in lung cancer patients.

Neurocognitive function was one of the secondary endpoints of our study. Performance on neurocognitive tests is related to the patient's ability to recognize and remember objects or words, make decisions, be aware of their environment, speak words and reason. Consistent with the findings of the ERC and investigators regarding time to neurologic progression, neurocognitive testing revealed a benefit in prolonging time to neurocognitive progression in six tests of memory and executive function for lung cancer patients treated with Xcytrin. These results were published in January 2004 in the *Journal of Clinical Oncology*.

The administration of Xcytrin was well tolerated with 96% of the intended doses delivered during the trial. Serious drug related adverse events that were noted include hypertension (5.8%), asthenia (2.6%), hyponatremia (2.1%), leukopenia (2.1%), hyperglycemia (1.6%) and vomiting (1.6%).

Based on the clinical activity seen in our initial Phase 3 trial in patients with brain metastases from NSCLC, we conducted a pivotal Phase 3 clinical trial to confirm the potential clinical benefits observed in patients with brain metastases from NSCLC. In March 2005, we completed the enrollment of 554 patients with brain metastases from NSCLC in this international, randomized controlled trial known as the **SMART** (Study of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial. This study was designed to compare the safety and efficacy of WBRT alone to WBRT plus Xcytrin. The primary endpoint for the study was time to neurologic progression (TNP) as determined by a blinded events review committee. In December 2005, we announced the top line results of this trial. Although patients receiving Xcytrin had a longer time to neurologic progression, the study's primary endpoint, the difference compared to patients in the control arm did not reach statistical significance.

The results of the study were presented at the 2006 Annual Meeting of the American Society of Clinical Oncology (ASCO). In an intent-to-treat analysis, the median TNP was 15.4 months for patients receiving WBRT plus Xcytrin compared to 10.0 months for patients treated with WBRT alone (P=0.122, hazard ratio=0.78). Substantial differences in patient characteristics and outcomes were observed for the 348 patients enrolled in North America (63 percent of all patients enrolled in the study) compared to the other regions. In North America, the median TNP for WBRT plus Xcytrin treatment was 24.2 months compared to 8.8 months for WBRT alone (P=0.004, hazard ratio=0.53). By contrast, for regions outside of North America, there was no significant difference in TNP between treatment arms. Xcytrin was well tolerated in the study. The most common drug related grade 3 and 4 adverse events were hypertension (4%), elevated liver enzymes (3%) and fatigue (3%), all of which were reversible. We believe the reasons for the regional differences in treatment benefit may be related to the time interval between diagnosis of brain metastases and initiation of WBRT.

In North America, most patients (79%) received WBRT within three weeks of their diagnosis of brain metastases. In certain European centers, there was substantial delay in the initiation of WBRT either due to use of chemotherapy as the initial therapy for brain metastases, or clinical practice patterns resulting in delays in access to radiation therapy. Moreover, there was an imbalance in treatment delay favoring the control arm of the study. As presented at ASCO in June of 2006, adjusting for this imbalance resulted in a treatment benefit for the Xcytrin arm of the study (P=0.05). We believe that the clinical data indicate Xcytrin benefited patients that had prompt treatment with WBRT, regardless of region, and this benefit was progressively diminished by delay in initiation of radiation.

Pooled data from two randomized trials involving 805 patients with brain metastases from NSCLC comparing Xcytrin plus WBRT to WBRT alone have shown a benefit for Xcytrin (P=0.016). Based on our review of the data from the SMART trial and pooled data from both of our randomized trials, we plan to submit a New Drug Application (NDA) to the FDA for the potential treatment of NSCLC patients with brain metastases. In meetings with FDA in early 2006, FDA noted that the applicable review Division has not approved drugs based on the results of non-pre-specified subgroup analyses when the trial has failed to meet its primary endpoint. FDA discouraged the submission of an NDA based on subset analyses from the SMART trial. However, in subsequent meetings with the FDA and further review of the data, the Agency indicated a willingness to review an NDA based on analyses which include all of the data. Notwithstanding these meetings, there can be no assurance that FDA will accept our NDA for filing and that it will review the data we have collected on Xcytrin for this indication. Moreover, even if FDA does accept our NDA, there can be no assurance that FDA will agree with our interpretation of the data, that FDA will not require us to conduct additional clinical trials, or that FDA will approve our NDA in a timely fashion, or at all.

In November 2003, we were granted fast track designation by the FDA for the use of Xcytrin for the treatment of brain metastases from lung cancer. This designation did not impact the results of our SMART trial and will not affect the interpretation of the data from the study or the overall approvability of Xcytrin with the FDA, but it may assist in expediting the FDA's review of the NDA for the approval of Xcytrin. The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors.

We continue to evaluate Xcytrin for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy. We have begun Phase 2 clinical trials with Xcytrin used alone to treat lung cancer and to treat hematologic cancers such as lymphomas and chronic lymphocytic leukemia. We also have begun Phase 2 clinical trials with Xcytrin used in combination with stereotactic radiosurgery for the treatment of brain metastases. A Phase 2 trial is underway evaluating Xcytrin given in combination with Taxotere for recurrent lung cancer.

Other Cancer Drugs Under Development

PCI-24781 is a novel compound that inhibits all isoforms of HDAC enzymes. HDAC enzymes are responsible for gene regulation through the acetylation of histone proteins, which are bound to DNA. HDAC inhibitors have been shown by others to have anti-cancer activity. Several such compounds are now in clinical development. PCI-24781 is now in a Phase 1 trial in patients with advanced solid tumors. The objective of the trial is to determine the drug's safety, oral bioavailability and pharmacokinetics. We believe PCI-24781 has desirable potency and pharmacokinetic properties, which may provide clinical advantages.

An HDAC-8 selective inhibitor is now in preclinical testing. We believe that this compound may exhibit more selectivity for certain types of cancer. Other compounds in preclinical development include a small molecule inhibitor of Factor VIIa, which has demonstrated anti-angiogenic and anti-cancer activity in the laboratory and inhibitors of tyrosine kinase enzymes that may be useful in therapy of lymphomas and autoimmune diseases.

Collaboration and License Agreement, Acquired Products

National Cancer Institute Collaboration. In April 1997, the Decision Network Committee of the National Cancer Institute's Division of Cancer Treatment, Diagnosis and Centers voted unanimously to sponsor and fund clinical development of Xcytrin for the treatment of cancer. Under this cooperative research and development agreement, Pharmacyclics and the National Cancer Institute jointly select clinical trials which will be conducted at leading medical centers for various types of cancer. The National Cancer Institute is conducting several separate clinical trials for treatment of brain tumors and cancers involving the lung. We believe that these National Cancer Institute-sponsored trials will supplement our own clinical development efforts for Xcytrin. Although third parties will be conducting the trials, we will provide clinical supplies of our drugs and we intend to monitor the progress and results of these trials.

The University of Texas License. In 1991, we entered into a license agreement with the University of Texas under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins and other porphyrin-like substances covered by their patents. In consideration for the license, we have paid a total of $300,000. We are obligated to pay royalties based on net sales of products that utilize the licensed technology. The term of the license agreement ends upon the last to expire of the patents covered by the license. We have royalty obligations under the license as long as valid and unexpired patents covering the licensed technology exist. Currently, the dates the last United States and European patents covered by the agreement expire are 2015 and 2014, respectively. Under this agreement, we must be attempting to commercialize one or more products covered by the licensed technology. In the event we fail to attempt to commercialize one or more products covered by the licensed technology, the University of Texas may convert the exclusive license into a non-exclusive license.

Celera Genomics. In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. Under the terms of the agreement, we acquired Celera technology and intellectual property relating to drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases, and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas and autoimmune diseases. Total consideration paid was $6,647,000 which consisted of 1,000,000 shares of our common stock, $2,000,000 of cash and $147,000 of transaction costs. Future milestone payments under the agreement could total as much as $144 million, although we currently can not predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments in the mid- to high single digits based on annual sales of any drugs commercialized from these programs.

Patents and Proprietary Technology

We believe our success depends upon our ability to protect our proprietary technology. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology.

Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. Pharmacyclics owns or licenses rights to:

- 81 issued U.S. patents; and
- 29 other pending U.S. patent applications.

These issued U.S. patents expire between the years 2009 and 2022. In addition, Pharmacyclics owns or licenses approximately 117 foreign patents, including 82 patents issued in various European countries, more than 100 pending non-U.S. patent applications filed under the Patent Cooperation Treaty, with the European Patent Office, and nationally in Canada, Japan, Australia and other countries.

We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and the like to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

Research and Development

The majority of our operating expenses to date have been related to research and development, or R&D. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D. R&D expenses were $25.7 million in fiscal 2006, $25.0 million in fiscal 2005, and $24.4 million in fiscal 2004. In fiscal 2006, we recorded $6,647,000 of purchased in-process research and expense associated with the acquisition of drug candidates from Celera.

Marketing and Sales

We currently have no marketing, sales, or distribution capabilities, but we plan to build these capabilities in the United States. We plan to enter into licensing arrangements that will include provisions for the marketing, sales and distribution of our products outside the United States.

Manufacturing

We currently use third parties to manufacture various components of our products under development. We have entered into commercial supply agreements with three manufacturers who each manufacture a separate component related to the complete manufacturing of our motexafin gadolinium drug substance. We have also entered into a commercial supply agreement for the formulation, filling, packaging and labeling of commercial quantities of motexafin gadolinium drug product.

Competition

We face intense competition from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target.

Although the FDA has not yet approved any agents for the treatment of brain metastases, we expect significant competition in this field, as we believe that one or more companies are developing and testing products which may compete directly with our Xcytrin product under development. These companies may succeed in developing technologies and products that are more effective than ours or would render our products or technologies obsolete. Stereotactic radiosurgery, or delivery of high doses of focused radiation, is being used to treat brain metastases. Although currently used in limited clinical situations, use of stereotactic radiosurgery is expected to increase. See "Risk Factors — We face rapid technological change and intense competition."

We also face intense competition in developing and commercializing drugs for the treatment of cancer with HDAC inhibitors, tyrosine kinase inhibitors and anti-angiogenesis compounds.

Government Regulation and Product Approval Process

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates. Failure to comply with FDA requirements, both before and after product approval, may subject us to administrative or judicial sanctions, including but not limited to, FDA refusal to approve pending applications, warning letters, product recalls, product seizures, or total or partial suspension of production or distribution, fines, injunctions, or civil or criminal penalties.

The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

- completion of preclinical laboratory and animal tests;
- submission of an Investigational New Drug (IND) application, which must become effective before clinical trials may begin;
- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy for each intended use;

- submission to the FDA of a New Drug Application (NDA); and
- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product candidate is made to assess compliance with the FDA's current good manufacturing practice (cGMP) regulations.

The testing and approval process requires substantial time, effort, and financial resources; and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at the medical center proposing to conduct the clinical trials must review and approve any clinical study.

Human clinical trials are typically conducted in three sequential phases which may overlap:

- ***Phase 1:*** The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- ***Phase 2:*** Involves studies in a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminarily the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
- ***Phase 3:*** When Phase 2 evaluations demonstrate that a dosage range of the product may be effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase 2 trials and thus these trials are frequently referred to as Phase 1/2 trials. We cannot be certain that we will successfully complete Phase 1, Phase 2 or Phase 3 testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the relevant Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a New Drug Application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may not accept the NDA for review if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data are accepted for filing, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. In addition, before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the facility is in substantial compliance with cGMP regulations. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

We have utilized the procedure called "Special Protocol Assessment" for Xcytrin. Under this procedure, a sponsor may seek the FDA's agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified after a Phase 3 trial is commenced. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. While we have received

FDA's agreement on a Special Protocol Assessment for the Phase 3 SMART trial assessing Xcytrin, the trial failed to meet its primary endpoint.

In November 2003, the FDA also granted "fast track" designation to Xcytrin for the treatment of brain metastases from lung cancer. "Fast track" products are those cancer therapies and other therapies intended to treat severe or life-threatening diseases. Under the fast track program, the sponsor of a new drug may request the FDA to designate a drug for a specific indication as a fast track drug concurrent with or after the IND is filed for the product candidate. Under a fast track designation, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, a fast track drug may qualify for priority review by the FDA. Under FDA priority review policies, a drug is eligible for priority review, or review within a six month time frame from the time a complete NDA is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis, or prevention of a disease. A fast track designated drug would ordinarily meet the FDA's criteria for priority review. We cannot guarantee any of our products will receive a priority review designation, or if a priority review designation is received, that review or approval will be faster than conventional FDA procedures, or that FDA will ultimately grant product approval. These FDA policies are intended to facilitate the development, expedite the review, and shorten the total time for marketing approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases.

The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors. Under the FDA's orphan drug regulations, the FDA may designate a drug candidate as an orphan drug if it is intended for the treatment of a rare disease or condition affecting fewer than 200,000 people in the United States, or if the disease or condition occurs so infrequently that there is no reasonable expectation that the costs of the drug development and marketing will be recovered in future sales of the drug in the United States. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory approval process. If a product which has orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the sponsor is entitled to seven (7) years of marketing exclusivity after FDA approval during which time another sponsor may not obtain FDA approval to market the same drug for the same indication, unless the other sponsor demonstrates to the FDA that its product is clinically superior to the orphan drug. Orphan drugs are also typically eligible for tax credits for clinical research and are exempt from fees imposed when an application to approve the product for marketing is submitted.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with Good Manufacturing Practice regulations, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practice, or cGMP, regulations and other FDA regulatory requirements.

. The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. The FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

Third-Party Payor Coverage and Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement from government and other third-party payors, including the Medicare and Medicaid programs. Third-party payors are increasingly challenging the pricing of pharmaceutical products and may not consider our products cost-effective or may not provide coverage of and reimbursement for our products, in whole or in part. In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, which, among other things, established a new prescription drug benefit beginning January 1, 2006 and changed reimbursement for certain oncology drugs under existing benefits. It remains difficult to predict the full impact that the MMA will have on us and our industry. Furthermore, we cannot predict the impact on our business of any legislation or regulations that may be enacted or adopted in the future.

Employees

As of June 30, 2006, we had 114 employees, two of whom were part-time. One hundred one of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 13 in finance and administration. Twenty-three of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and commenced operations in 1992.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We maintain a site on the worldwide web at www.pcyc.com; however, information found on our website is not incorporated by reference into this report. We make our SEC filings available free of charge on or through our website, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report on Form 10-K is located at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

In 2004, we adopted a code of ethics that applies to our officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the text of our code of ethics on our website at www.pcyc.com in connection with "Investor" materials. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 1A. *Risk Factors*

RISK FACTORS

You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition.

Risks Related to Pharmacyclics

All of our product candidates are in development, and we cannot be certain that any of our products under development will be commercialized.

To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate to the satisfaction of the FDA and regulatory authorities in foreign markets through the submission of preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue to conduct extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and produce their intended effects.

The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment, the adequacy of patient follow-up and the completion of required clinical evaluations. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs or procedures used for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or are likely to seek patients with the same diseases that we are studying. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us. Many factors can affect the adequacy of patient follow-up and completion of required clinical evaluations, including failure of patients to return for scheduled visits or failure of clinical sites to complete necessary documentation. Delays in or failure to obtain required clinical follow-up and completion of clinical evaluations could also have a material adverse effect on the timing and outcome of our clinical trials and product approvals.

Additionally, clinical trials require substantial administration and monitoring. We may fail to effectively oversee and monitor the various trials we have underway at any particular time which would result in increased costs or delays of our clinical trials.

Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data from clinical trials we are conducting are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could limit or prevent regulatory approval of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products. The outcome of the Phase 3 SMART trial did not reach statistical significance for the primary endpoint, which may limit or prevent the regulatory approval of Xcytrin as a treatment for brain metastases in patients with lung cancer and may result in material harm to our business. The outcomes of our other ongoing Phase 1 and Phase 2 trials with Xcytrin for additional cancer indications may not provide sufficient data supporting advancement of the development of Xcytrin for these additional cancer indications and also may result in material harm to our business.

To generate revenue, we will depend on FDA approval of our lead product candidate, Xcytrin for the potential treatment of non-small cell lung cancer patients with brain metastases. If we are unable to prepare and timely file the planned NDA for this product candidate and obtain FDA approval, our ability to generate revenue will be significantly delayed.

Our ability to generate revenue will depend on the successful development, regulatory approval and commercialization of Xcytrin. In December 2005, we announced the top line results of our pivotal Phase 3 clinical study of Xcytrin for the potential treatment of non-small cell lung cancer (NSCLC) patients with brain metastases. Although patients receiving Xcytrin had a longer time to neurologic progression (TNP), the study's primary endpoint, the difference compared to patients in the control arm did not reach statistical significance.

Although we have received a Special Protocol Assessment (SPA) from the FDA for our Phase 3 SMART trial, the study did not meet its primary endpoint with statistical significance. Based on our ongoing review of the data from the SMART trial, we plan to submit a New Drug Application (NDA) to the FDA for the potential treatment of NSCLC patients with brain metastases. In meetings with FDA in early 2006, FDA noted that the applicable review Division has not approved drugs based on the results of non-pre-specified subgroup analyses when the trial has failed to meet its primary endpoint. FDA discouraged the submission of an NDA based on subset analyses from the SMART trial. However, in subsequent meetings with FDA and further review of the data, the Agency indicated a willingness to review an NDA based on analyses which include all of the data.

There can be no assurance that we can prepare and submit an NDA in a timely manner or at all. We have limited experience in preparing, filing, and pursuing applications necessary to gain regulatory approvals. The preparation of an NDA requires a great deal of effort and expertise, and if we do not secure the necessary resources and hire and retain personnel having the requisite expertise to prepare and submit the NDA, the filing of the NDA would be delayed. Further, if an NDA is submitted by the company, there can be no assurance that it will be accepted for filing by the FDA. If the FDA determines after an initial review of the NDA that the data included in the application is insufficient and not ready for formal consideration, we could receive a "refuse to file" notice. The FDA has substantial discretion in the approval process and may disagree with our interpretation of the data from the Phase 3 SMART trial. The FDA could also require that we conduct additional studies and submit that data before it will reconsider our application, which would require us to expend more resources than we planned or that are available to us, and could substantially delay any approval of our application. If the FDA is not satisfied with data included in our NDA, we may need to expend additional resources or conduct additional studies, including clinical trials, to obtain data that the FDA believes is sufficient. It is also possible that additional studies may not suffice to make our application approvable. Even if the NDA is accepted for filing by the FDA, there can be no assurance that it would be approved in a timely manner or at all.

We have a history of operating losses and we expect to continue to have losses in the future.

We have incurred significant operating losses since our inception in 1991 and, as of June 30, 2006, had an accumulated deficit of approximately $288.9 million. We expect to continue to incur substantial additional operating losses until such time, if ever, as the commercialization of our products generates sufficient revenues to cover our expenses. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our products, and to obtain required regulatory approvals and to successfully manufacture and market our proposed products. If our lead product, Xcytrin, fails to receive regulatory approval on a timely basis, or at all, our ability to become profitable would be materially impacted. To date, we have not generated revenue from the commercial sale of our products.

Failure to obtain product approvals or comply with ongoing governmental regulations could adversely affect our business.

The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA approval to market a product, we will have to demonstrate to the satisfaction of the FDA that the product is safe and effective for the patient population and for the diseases that will be treated. Clinical trials, and the manufacturing and marketing of products, are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources.

Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals. Data from our completed Phase 3 SMART trial may not be sufficient to obtain regulatory approval of our planned NDA for the potential treatment of NSCLC patients with brain metastases. Conducting additional trials will cause significant delays in approval and consume additional resources and may not be sufficient to obtain regulatory approval.

In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. The fast-track designation that we have received for our Phase 3 SMART trial of Xcytrin may not actually lead to a faster development, regulatory review, or approval process. We may encounter similar delays in foreign countries. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities and even if obtained, such approvals may not be received on a timely basis, or they may not cover the clinical uses that we specify.

Furthermore, regulatory approval may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

- failure to obtain and thereafter maintain requisite governmental approvals;
- failure to obtain approvals for specific indications of our products under development; or
- identification of serious and unanticipated adverse side effects in our products under development.

Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion of the product will be subject to extensive regulatory requirements. We and the manufacturers of our product candidates must also comply with the applicable FDA Good Manufacturing Practice ("GMP") regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable GMP regulations and other FDA regulatory requirements. Failure of our suppliers to follow current Good Manufacturing Practice or other regulatory requirements may lead to significant delays in the availability of products for commercial or clinical use and could subject us to fines, injunctions and civil penalties.

We will need substantial additional financing and we may have difficulty raising needed capital in the future.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We will expend additional funds for these purposes, to establish additional clinical and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Specifically, we will require additional funds to commercialize our product. Even if we are able to develop Xcytrin successfully in light of the recent results from our Phase 3 clinical study, we expect additional development efforts and clinical trials will extend the timeline for development and will result in substantial additional expenses. We may be unable to fund these efforts with our current financial resources.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

We believe that our cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We may, however, choose to raise additional funds before then. Our actual capital requirements will depend on many factors, including:

- continued progress of our research and development programs;
- our ability to establish collaborative arrangements and maintain existing ones;
- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases;
- competing technological and market developments; and
- our ability to market and distribute our products and establish new licensing arrangements.

In August 2006, we entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase up to $20 million of our common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5% to 7%, to be determined based on our market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of our common stock to Azimuth under the purchase agreement, we have also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Even though we have entered into this purchase agreement with Azimuth, Azimuth would not be required to purchase our common stock if the price of our common stock falls below $3.00 per share. In addition, the number of shares we are permitted to sell to Azimuth is limited by applicable NASDAQ rules. Furthermore, we may decide not to sell any shares of our common stock pursuant to this agreement.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources that may be dilutive to existing stockholders or subject us to restrictive covenants. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

- the receipt of regulatory approvals for the indications that we are studying, and the acceptance by physicians and patients of the clinical benefits that our products may offer;
- the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;
- marketing and distribution support;
- the introduction, market penetration and pricing strategies of competing and future products; and
- coverage and reimbursement policies of governmental and other third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party patents.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;
- third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; and
- any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

A number of third-party patent applications have been published, and some have issued, relating to expanded porphyrin chemistries. It is likely that competitors and other third parties have and will continue to file applications for and receive patents relating to similar or even the same compositions, methods or designs as those of our products. If any third-party patent claims are asserted against our products and are upheld as valid and infringed by our products, we could be prevented from practicing the subject matter claimed in such patents and therefore from developing or commercializing our products, require license(s) or have to redesign our products or processes to avoid infringement. Such licenses may not be available or, if available, may not be on terms acceptable to us. Alternatively, we may be unsuccessful in any attempt to redesign our products or processes to avoid infringement. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to the company and diversion of our efforts.

We are aware of several U.S. patents owned or licensed by Schering AG that relate to pharmaceutical formulations and methods for enhancing magnetic resonance imaging. Even though we have obtained the opinion of outside patent counsel that our cancer treatment compounds do not infringe any valid, unexpired claims of such patents, Schering AG may still choose to assert one or more of those patents. If any of our products were legally determined to be infringing a valid and enforceable claim of any of Schering AG's patents, our business could be materially adversely affected. Further, any allegation by Schering AG that we infringed their patents would likely result in significant legal costs and require the diversion of substantial management resources. We are aware that Schering AG has asserted patent rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering AG with respect to one or more of such patents. We cannot be certain that we would be successful in defending a lawsuit or able to obtain a license on commercially reasonable terms from Schering AG, if required.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants, and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

We rely heavily on third parties for product and clinical development of our products.

We currently depend heavily and will depend heavily in the future on third parties for support in product development and clinical development of our products. The termination of a significant number of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements could have a material adverse effect on our ability to complete clinical development of our products.

We rely on contract clinical research organizations, or CROs, for various aspects of our clinical development activities including clinical trial monitoring, data collection and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct some of our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We lack the resources, capability and experience necessary to manufacture pharmaceuticals and thus rely heavily upon contract manufacturers.

We have no manufacturing facilities and we currently rely on third parties for manufacturing and storage activities related to all of our products in development. Our manufacturing strategy presents the following risks:

- delays in scale-up to quantities needed for multiple clinical trials, or failure to manufacture such quantities to our specifications, or deliver such quantities on the dates we require, could cause delay or suspension of clinical trials, regulatory submissions and commercialization of our products in development;
- there is no guarantee that the supply of clinical materials can be maintained during the clinical development of our product candidates;
- our current and future manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding regulatory agencies for compliance with strictly enforced current Good Manufacturing Practice and similar foreign standards. Failure to pass these inspections could have a material adverse effect on our ability to produce our products to support our operations;
- if we need to change to other commercial manufacturing contractors, there is no guarantee that we will be able to locate a suitable replacement contractor. The FDA and comparable foreign regulators must approve material manufactured by these contractors prior to our use. This would require new testing and compliance inspections. The new manufacturers would have to practice substantially equivalent processes for the production of our products;
- our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and
- any disruption of the ability of our manufacturing contractors to supply necessary quantities of our products could have a material adverse effect on our ability to support our operations.

Any of these factors could delay clinical trials or commercialization of our products under development and entail higher costs.

We lack marketing, distribution and sales experience.

We have no experience marketing, selling or distributing products and currently lack the internal capability to do so. If any of our product candidates are approved by the FDA, we will need a sales force with technical expertise prior to the commercialization of any of our product candidates. We have no experience in developing, training or managing a sales force. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against those of such other companies. For some market opportunities, including those outside the United States, we will need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, which may not be successful and may not be within our control. If we are unable to enter into co-promotion or other licensing agreements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant losses.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes and obtain the required regulatory approvals.

We are highly dependent on qualified scientific and management personnel. We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. The preparation of our planned NDA requires highly specialized skills. Our success depends on our continued ability to attract, retain and motivate highly qualified management and pre-clinical and clinical personnel. We will need to hire additional personnel as we continue to expand our research and development activities, prepare our planed NDA for filing, and build a sales and marketing function in the United States.

We face intense competition from other companies and research and academic institutions for qualified personnel. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco, California area. If we lose an executive officer, a manager of one of our programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes, raise additional capital or implement our business strategy may be adversely affected or prevented. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements in a timely fashion or at all and our business may be harmed as a result.

Our business is subject to risks associated with international operations and collaborations.

The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we acquire patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using our patented technology.

Until we or our licensees obtain the required regulatory approvals for pharmaceuticals in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002, including Section 404, and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. While we have been able to complete a favorable assessment as to the adequacy of our internal control over financial reporting for our fiscal year ending June 30, 2006, there is no assurance that future assessments of the adequacy of our internal control over financial reporting will be favorable. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Our facility in California is located near an earthquake fault, and an earthquake or other types of natural disasters or resource shortages could disrupt our operations and adversely affect results.

Important documents and records, such as hard copies of our laboratory books and records for our drug candidates and compounds, are located in our corporate headquarters at a single location in Sunnyvale, California, which is near active earthquake zones. We do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption in the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and cause expense, thus adversely affecting our business and financial results.

If we sell shares of our common stock under our equity line of credit arrangement or in other future financings, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. For example, in August 2006, we entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase up to $20 million of our common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5% to 7%, to be determined based on our market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of our common stock to Azimuth under the purchase agreement, we have also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock by Azimuth.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders will experience dilution.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these prohibitions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Risks Related to Our Industry

We face rapid technological change and intense competition.

The pharmaceutical industry is subject to rapid and substantial technological change. Therapies designed by other companies to treat the conditions that are the focus of our products are currently in clinical trials. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, sales, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources. In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that compete with our products.

We are engaged in the development of novel therapeutic technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies.

Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings. Our competitors may price their products below ours, may receive better coverage and/or reimbursement or may have products that are more cost effective than ours.

The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation, biologics and chemotherapy. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

The price of our common stock may be volatile.

The market prices for securities of biotechnology companies, including ours, have historically been highly volatile. Our stock, like that of many other companies, has from time to time experienced significant price and volume fluctuations unrelated to operating performance. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

- the progress and results of our preclinical testing and clinical trials;
- quarterly fluctuations in our financial results;
- the development of technological innovations or new therapeutic products by us, our competitors or others;
- changes in governmental regulation;
- developments in patent or other proprietary rights by us, our competitors or others;

- developments and/or announcements by us, our competitors or others;
- litigation;
- public concern as to the safety of products developed by us, our competitors or others;
- departure of key personnel;
- ability to manufacture our products to commercial standards;
- changes in the structure of healthcare payment systems and the coverage and reimbursement policies of governmental and other third-party payors;
- our ability to successfully commercialize our products if they are approved;
- comments by securities analysts; and
- general market conditions in our industry.

In addition, if any of the risks described in this section entitled "Risk Factors" actually occur, there could be a dramatic and material adverse impact on the market price of our common stock.

If our products are not accepted by the market or if users of our products are unable to obtain adequate coverage of and reimbursement for our products from government and other third-party payors, our revenues and profitability will suffer.

Our ability to commercialize our products successfully will depend in significant part on the extent to which appropriate coverage of and reimbursement for our products and related treatments are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. We cannot provide any assurances that third-party payors will consider our products cost-effective or provide coverage of and reimbursement for our products, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products. Third-party payors may conclude that our products are less safe, less clinically effective, or less cost-effective than existing products, and third-party payors may not approve our products for coverage and reimbursement. If we are unable to obtain adequate coverage of and reimbursement for our products from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payors make reimbursement available, payment levels may not be sufficient to make the sale of our products profitable.

Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for our products. Many third-party payors, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies. The market for our products depends on access to such formularies, which are lists of medications for which third-party payors provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payors. This increased competition has led to a downward pricing pressure in the industry. The cost containment measures that third-party payors are instituting could have a material adverse effect on our ability to operate profitably.

Current health care laws and regulations and future legislative or regulatory changes to the healthcare system may affect our ability to sell our products profitably.

In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners, and the availability of capital. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system and, in particular, that are intended to contain or reduce the costs of medical products and services. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, could significantly influence the manner in which pharmaceutical products are prescribed and purchased and will impact reimbursement for our products, which could result in a reduction in demand for our products. The MMA established a new reimbursement methodology for certain drugs furnished in hospital outpatient departments and physicians' offices which is based on the average sales price, or ASP, of the product. Application of the ASP reimbursement methodology has resulted in a decrease in the reimbursement levels for certain oncology drugs furnished in hospital outpatient departments and physicians' offices. As implemented in a recent rule establishing an MMA-mandated competitive bidding program, or CAP, physicians who administer drugs in their offices are offered an option to acquire injectable and infused drugs currently covered under the Medicare Part B benefit from vendors who are selected in a competitive bidding process. Winning vendors are selected based on criteria that include their bid price. These new reimbursement measures, effective beginning July 1, 2006, could negatively impact our ability to sell our products. The MMA also established a new Part D prescription drug benefit, which became effective January 1, 2006. Under the prescription drug benefit, Medicare beneficiaries are able to obtain prescription drug coverage from private sector providers. These private sector providers are permitted to limit the number of prescription drugs that are covered in each therapeutic category and class on their formularies. We cannot predict whether our products will be placed on the formularies of the private sector providers participating in the Part D program in the future, and if our products are not placed on such formularies, this could negatively impact our ability to sell our products. It remains difficult to predict the full impact that the prescription drug program, and the MMA generally, will have on us and our industry. The expanded access to prescription medications afforded by Medicare coverage of prescription drugs may increase the volume of pharmaceutical sales. However, this potential sales volume increase may be offset by increased downward pricing pressures resulting from the enhanced purchasing power of private sector providers who will negotiate drug pricing on behalf of Medicare beneficiaries under Part D.

There also have been and likely will continue to be legislative and regulatory proposals at the state and federal levels that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing programs in which we plan to participate for our products. Given these and other recent federal and state government initiatives directed at lowering the total cost of health care, federal and state lawmakers will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid programs. We cannot predict the impact on our business of any legislation or regulations that may be adopted in the future. Any cost containment measures and other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.

We may need to change our business practices to comply with health care fraud and abuse regulations, and our failure to comply with such laws could adversely affect our business, financial condition and results of operations.

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General ("OIG") to issue a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers", may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claim action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Our business exposes us to product liability claims.

The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. We face the risk that the use of our products in human clinical trials will result in adverse effects. If we complete clinical testing for our products and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot ensure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that receive approval for commercial sale. Although we are insured against such risks in connection with clinical trials, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business involves environmental risks.

In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Item 1B. ***Unresolved Staff Comments***

None.

Executive Officers and Directors

Executive officers and directors of the company, and their ages as of August 31, 2006, are as follows:

Name	Age	Position
Richard A. Miller, M.D.	55	President, Chief Executive Officer and Director
Markus F. Renschler, M.D.	45	Senior Vice President, Oncology Clinical Development
Leiv Lea	52	Vice President, Finance and Administration and Chief Financial Officer and Secretary
Hugo Madden, Ph.D.	57	Vice President, Techology Development
See-Chun Phan, M.D.	42	Vice President, Clinical Research
Miles R. Gilburne(2)(3)	55	Director
Loretta M. Itri, M.D.(2)(3)	57	Director
James L. Knighton(2)(3)	52	Director
Richard M. Levy, Ph.D.(1)(3)	68	Director
William R. Rohn(1)(3)	63	Director
Craig C. Taylor(2)(3)	56	Director
Christine A. White, M.D.(1)(3)	54	Director

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

(3) Member of Nominating and Corporate Governance Committee.

Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a Director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D. from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

Dr. Renschler has served as Senior Vice President, Oncology Clinical Development since May 2006. Prior to that, Dr. Renschler served as Vice President, Oncology Clinical Development from May 2001 to May 2006. Prior to that, Dr. Renschler served as Senior Director of Clinical Development from May 1998 to May 2001. Prior to that, Dr. Renschler served as Director of Clinical Development from January 1996 to May 1998. Dr. Renschler is also a Clinical Associate Professor of Medicine/Oncology at Stanford University School of Medicine. He is board certified both in Medical Oncology and Internal Medicine. Dr. Renschler received his M.D. from Stanford University and a B.A. degree in Public and International Affairs from Princeton University.

Mr. Lea has served as Vice President, Finance and Administration and Chief Financial Officer since December 1998 and Secretary since June 2003. Prior to that, Mr. Lea served as Vice President, Finance and Administration from December 1997 to December 1998. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

Dr. Madden has served as Vice President, Technology Development since May 2006. Prior to that, Dr. Madden served as Vice President, Chemical Operations from June 1998 to May 2006. From 1995 to June 1998, he served as Plant Manager and as Director of Process Development at Catalytica Pharmaceuticals, Inc., a contract pharmaceutical manufacturer. From 1977 to 1995, Dr. Madden served in a variety of positions with Syntex Corporation, a pharmaceutical company. His positions at Syntex included Technical Director at the Bahamas Chemical Division and Manager of Process Development and Engineering at the Technology Center in Boulder, Colorado. Dr. Madden received a B.A. degree in Chemistry from the University of Oxford and a Ph.D. from the University of London.

Dr. Phan has served as Vice President, Clinical Research since June 2003. Prior to that, Dr. Phan served as Director, Clinical Development from June 2000 to June 2003 and as Associate Director, Clinical Development from July 1998 to June 2000. Dr. Phan trained in Internal Medicine, Hematology and Medical Oncology at Stanford University. He is board certified in Internal Medicine and Medical Oncology. Dr. Phan received his M.D. from Columbia University College of Physicians and Surgeons and his B.S. degree in Molecular Biophysics and Biochemistry from Yale University.

Mr. Gilburne was elected as a Director of the company in March 2000. Mr. Gilburne has been a managing member of ZG Ventures, a venture capital and investment company, since 2000. From February 1995 through December 1999, he was Senior Vice President, Corporate Development for America Online, Inc., an internet services company. He joined the board of directors of America Online in the fall of 1999 and subsequently served as a member of the board of directors of Time Warner Inc. until stepping down in May 2006. Mr. Gilburne is currently a member of the board of directors of SRA International, Inc., a publicly traded information technology company, and serves on the boards of several privately held companies including Revolution Health Group, a company focused on consumer directed health care. Prior to joining America Online, Mr. Gilburne was a founding partner of the Silicon Valley office of the law firm of Weil, Gotshal and Manges and a founding partner of the Cole Gilburne Fund, an early stage venture capital fund focused on information technology. Mr. Gilburne received an A.B. degree from Princeton University and a law degree from the Harvard Law School.

Dr. Itri was elected as a Director of the company in July 2001. As announced in August 2006, Dr. Itri does not intend to stand for re-election at the Pharmacyclics Annual Meeting in December 2006. Dr. Itri has served as President, Pharmaceutical Development, and Chief Medical Officer of Genta Incorporated, a biopharmaceutical company, since March 2003. She joined Genta in March 2001 as Executive Vice President, Clinical Development and Chief Medical Officer. From November 1990 to January 2000 she was Senior Vice President, Worldwide Clinical Affairs, and Chief Medical Officer at Ortho Biotech Inc., a Johnson & Johnson Company. Dr. Itri earned her M.D. from New York Medical College, and is board certified in Internal Medicine. She completed a fellowship in Medical Oncology at Memorial Sloan-Kettering Cancer Center.

Mr. Knighton was elected as a Director of the company in August 2006. Mr. Knighton has served as President and co-founder of AvidBiotics Corporation, a private biotechnology company since April 2005. Mr. Knighton served as President/Chief Operating Officer and Chief Financial Officer of Caliper Life Sciences, Inc. from July 2003 to March 2004. Mr. Knighton originally joined Caliper in September 1999 as Vice President and Chief Financial Officer, was promoted to Executive Vice President in April 2001 and to President and Chief Financial Officer in July 2002. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company acquired by Pharmacia. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and a M.B.A. from the Wharton School at the University of Pennsylvania.

Dr. Levy was elected as a Director of the company in June 2000. Dr. Levy retired in February 2006 from his position as President and Chief Executive Officer of Varian Medical Systems, Inc., a medical equipment company. Dr. Levy remains Chairman of the Board of Directors of Varian Medical Systems, a position he has held since February 2003. He served as President and Chief Executive Officer and a director of Varian Medical Systems, Inc., since April 1999, and as Executive Vice President of Varian Associates, Inc., the predecessor company from which Varian Medical Systems, Inc. was spun out, since 1992. Dr. Levy also serves on the Board of Directors of Sutter Health, a not-for-profit multi-provider integrated health care delivery system. Dr. Levy holds a B.A. degree from Dartmouth College and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

Mr. Rohn was elected as a Director of the company in March 2000. Mr. Rohn retired in January 2005 from his position as the Chief Operating Officer of Biogen Idec Inc., a biopharmaceutical company, a position he held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. He served as the President and Chief Operating Officer of IDEC Pharmaceuticals Corporation from January 2002 to November 2003. He joined IDEC in August 1993 as Senior Vice President, Commercial and Corporate Development and was appointed Senior Vice President, Commercial Operations in April 1996 and Chief Operating Officer in May 1998. From 1984 to 1993, he was employed by Adria Laboratories, most recently as Senior Vice President of Sales and Marketing. Mr. Rohn is currently also a Director of Elan Corporation, plc, a pharmaceutical company, Metabasis Therapeutics, Inc., a pharmaceutical company, Cerus Corporation, a biotechnology company, and Raven Biotechnologies, a private biotechnology company. Mr. Rohn received a B.A. in Marketing from Michigan State University.

Mr. Taylor was elected as a Director of the company in June 1991. As announced in August 2006, Mr. Taylor does not intend to stand for re-election at the Pharmacyclics Annual Meeting in December 2006. Mr. Taylor is a General Partner of AMC Partners 89, L.P., and the General Partner of Asset Management Associates 1989, L.P., a private venture capital partnership. Mr. Taylor has been a Managing Member of Alloy Ventures, a venture management firm which succeeded Asset Management Company (the prior management firm for the Asset Management funds), since 1998. Mr. Taylor had been with Asset Management Company from 1977 to 1998, as General Partner since 1982. Mr. Taylor is a Director of Adeza Biomedical, Inc., a healthcare company, and several private companies. Mr. Taylor holds B.S. and M.S. degrees in Physics from Brown University and an M.B.A. from Stanford University.

Dr. White was elected as a Director of the company in August 2006. Dr. White retired in June 2005 from her position as Senior Vice President, Global Medical Affairs of Biogen Idec Inc., a biopharmaceutical company, a position held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. She joined IDEC Pharmaceuticals in June 1996 and served as Senior Director, Oncology and Hematology Clinical Development until June 2000 when she was appointed Vice President, Oncology and Hematology Clinical Development. In May 2001, she was appointed Vice President, Medical Affairs. From 1994 to June 1996, Dr. White was Director, Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego. From 1984 to 1994, Dr. White held various positions with Scripps Memorial Hospitals, San Diego, most recently as Chairman, Department of Medicine. Dr. White is also a director of Arena Pharmaceuticals, Inc., a biopharmaceutical company. Dr. White holds a B.A. degree in Biology and M.D. degree, both from the University of Chicago.

Item 2. *Properties*

Our corporate offices are located in Sunnyvale, California, where we lease approximately 65,000 square feet under a lease that expires in December 2009. Our facility includes administrative and research and development space. The lease is a non-cancelable operating lease. We believe that our existing facility is adequate to meet our current and foreseeable needs or that suitable additional space will be available as needed.

Item 3. *Legal Proceedings*

None.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock trades on the NASDAQ Stock Market under the symbol "PCYC." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock.

	HIGH	LOW
FISCAL YEAR ENDED JUNE 30, 2006		
First Quarter	$ 9.64	$7.15
Second Quarter	9.48	3.26
Third Quarter	5.48	3.47
Fourth Quarter	5.22	3.57
FISCAL YEAR ENDED JUNE 30, 2005		
First Quarter	$12.86	$7.60
Second Quarter	12.50	9.25
Third Quarter	10.88	7.73
Fourth Quarter	8.43	6.25

As of June 30, 2006, there were 135 holders of record of our common stock. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

Recent Sales of Unregistered Securities

On June 30, 2006, we issued 1,000,000 shares of our common stock, par value $0.0001, to Applera Corporation. The shares were issued as consideration for the execution of an Assignment Agreement and related Stock Purchase Agreement dated April 7, 2006 between us and Applera Corporation by and through the Celera Genomics Group, and the assignment of certain assets described therein. We claimed exemption from registration under the Securities Act of 1933, as amended for the issuance of securities in the transaction described above by virtue of Section 4(2) as transactions not involving any public offering and issued to an accredited investor.

Item 6. ***Selected Financial Data***

The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere herein.

	Year Ended June 30,					Period from Inception (April 19, 1991) through June 30,
	2006	2005	2004	2003	2002	2006
	(in thousands, except per share amounts)					
STATEMENT OF OPERATIONS DATA:						
Revenues:						
License and milestone revenues	$ —	$ —	$ —	$ —	$ —	$ 7,855
Grant and contract revenues	181	—	—	—	—	6,028
Total revenues	181	—	—	—	—	13,883
Operating expenses:						
Research and development	25,737	24,964	24,447	23,912	33,981	272,627
General and administrative	11,919	7,905	5,843	6,167	7,791	61,406
Purchased in-process research and development	6,647	—	—	—	—	6,647
Total operating expenses	44,303	32,869	30,290	30,079	41,772	340,680
Loss from operations	(44,122)	(32,869)	(30,290)	(30,079)	(41,772)	(326,797)
Interest income	1,964	1,821	1,132	1,809	5,152	39,425
Interest expense and other income (expense), net	—	—	(7)	(28)	45	(1,564)
Net loss	$(42,158)	$(31,048)	$(29,165)	$(28,298)	$(36,575)	$(288,936)
Basic and diluted net loss per share[(1)]	$ (2.12)	$ (1.57)	$ (1.71)	$ (1.75)	$ (2.27)	
Shares used to compute basic and diluted net loss per share[(2)]	19,889	19,720	17,064	16,205	16,143	

	June 30,				
	2006	2005	2004	2003	2002
	(in thousands)				
BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities	$ 40,477	$ 71,899	$ 101,418	$ 87,735	$ 114,918
Total assets	42,729	74,564	104,667	91,853	121,012
Deficit accumulated during development stage	$(288,936)	(246,778)	(215,730)	(186,565)	(158,267)
Total stockholders' equity	39,320	69,994	100,288	89,410	117,608

(1) See Note 1 to the financial statements for a description of the computation of basic and diluted net loss per share.

(2) Effective July 1, 2005, the company adopted Statement of Financial Accounting Standard No. 123(R) "Share Based Payment (Revised 2004)" on a modified prospective basis. As a result, we have included share-based compensation costs in our results of operations for fiscal 2006.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

In addition to historical information, this report contains predictions, estimates, assumptions and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from any future performance suggested in this report as a result of the risks, uncertainties and other factors described herein and elsewhere in this report, including those discussed in "Risk Factors."

Overview

Pharmacyclics is a pharmaceutical company focused on the development of products that improve existing therapeutic approaches to cancer and other diseases. To date, substantially all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not expect to generate any product revenues until we receive the necessary regulatory and marketing approvals and launch one of our products, if at all.

We have incurred significant operating losses since our inception in 1991, and as of June 30, 2006, had an accumulated deficit of approximately $288.9 million. The process of developing and commercializing our products requires significant research and development, preclinical testing and clinical trials, manufacturing arrangements as well as regulatory and marketing approvals. These activities, together with our general and administrative expenses, are expected to result in significant operating losses until the commercialization of our products generates sufficient revenues to cover our expenses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our products under development, obtain required regulatory approvals and successfully manufacture and market our products.

Xcytrin, our lead product candidate, is an anti-cancer drug being evaluated in various clinical trials. Based on the clinical activity seen in our initial Phase 3 trial in patients with brain metastases from non-small cell lung cancer (NSCLC), we conducted a pivotal Phase 3 clinical trial to confirm the potential clinical benefits observed in patients with brain metastases from non-small cell lung cancer. This trial, known as the **SMART** (Study of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial, enrolled 554 patients with brain metastases from non-small cell lung cancer. The SMART trail was designed to compare the safety and efficacy of whole brain radiation therapy (WBRT) alone to WBRT plus Xcytrin. The primary endpoint for the study was time to neurologic progression (TNP) as determined by a blinded events review committee. In December 2005, we announced the top line results of this trial. Although patients receiving Xcytrin had a longer time to neurologic progression, the study's primary endpoint, the difference compared to patients in the control arm did not reach statistical significance.

The results of the study were presented at the 2006 Annual Meeting of the American Society of Clinical Oncology (ASCO). In the intent-to-treat analysis, the median TNP was 15.4 months for patients receiving WBRT plus Xcytrin compared to 10.0 months for patients treated with WBRT alone (P=0.122, hazard ratio=0.78). Substantial differences in patient characteristics and outcomes were observed for the 348 patients enrolled in North America (63 percent of all patients enrolled in the study) compared to the other regions. In North America, the median TNP for WBRT plus Xcytrin treatment was 24.2 months compared to 8.8 months for WBRT alone (P=0.004, hazard ratio=0.53). By contrast, for regions outside of North America, there was no significant difference in TNP between treatment arms. Xcytrin was well tolerated in the study. The most common drug related grade 3 and 4 adverse events were hypertension (4%), elevated liver enzymes (3%) and fatigue (3%), all of which were reversible. We believe the reasons for the regional differences in treatment benefit may be related to the time interval between diagnosis of brain metastases and initiation of WBRT.

In North America, most patients (79%) received WBRT within three weeks of their diagnosis of brain metastases. In certain European centers, there was substantial delay in the initiation of WBRT either due to use of chemotherapy as the initial therapy for brain metastases, or clinical practice patterns resulting in delays in access to radiation therapy. Moreover, there was an imbalance in treatment delay favoring the control arm of the study. As presented at ASCO in June of 2006, adjusting for this imbalance resulted in a treatment benefit for the Xcytrin arm of the study (P=0.05). We believe that the clinical data indicate Xcytrin benefited patients that had prompt treatment with WBRT, regardless of region, and that this benefit was progressively diminished by delay in initiation of radiation.

Pooled data from two randomized trials involving 805 patients with brain metastases from NSCLC comparing Xcytrin plus WBRT to WBRT alone have shown a benefit for Xcytrin (P=0.016). Based on our review of the data from the SMART trial, pooled data from both of our randomized trials and discussions with the FDA, we plan to submit a New Drug Application (NDA) to the FDA for the potential treatment of NSCLC patients with brain metastases.

In November 2003, we were granted fast track designation by the FDA for the use of Xcytrin for the treatment of brain metastases from lung cancer. This designation will not impact the results of our trial nor will it affect the overall approvability of Xcytrin with the FDA, but it may assist in expediting the FDA's review of the application for the approval of Xcytrin. The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors.

We continue to evaluate Xcytrin for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy. We have begun Phase 2 clinical trials with Xcytrin used alone to treat lung cancer and to treat hematologic cancers such as lymphomas and chronic lymphocytic leukemia. We also have begun Phase 2 clinical trials with Xcytrin used in combination with stereotactic radiosurgery for the treatment of brain metastases. A Phase 2 trial is underway evaluating Xcytrin given in combination with Taxotere for recurrent lung cancer.

In April 2006, we acquired the following drug candidates from Celera Genomics:

- A novel compound, known as PCI-24781, that inhibits HDAC and is in a Phase 1 study for the treatment of advanced solid tumors.
- A first-in-class HDAC-8 selective inhibitor in preclinical development for the potential treatment of cancer.
- A first-in-class Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases.
- B cell associated tyrosine kinase inhibitors potentially useful for treatment of lymphomas and autoimmune diseases.

We have also completed a Phase 1 clinical trial with Antrin Angiophototherapy for the treatment of coronary artery disease in patients receiving balloon angioplasty and stents. We do not plan to conduct further clinical trials with Antrin unless we are able to enter into a corporate partnership arrangement for its continued commercial development.

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights, and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, build a U.S. commercial oncology franchise, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Critical Accounting Policies, Estimates and Judgments

This discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and clinical trial accruals. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ significantly from these estimates under different assumptions or conditions and may adversely affect the financial statements.

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our financial statements and accompanying notes.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, title has transferred or services have been rendered, the price is fixed and determinable and collectibility is reasonable assured. License revenue is typically recognized over the term of the arrangement and milestone revenue is recognized when earned as evidenced by achievement of the specified milestone and the absence of any on-going obligation. License, milestone, contract and grant revenues are not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenues.

Cash Equivalents and Marketable Securities

We maintain investment portfolio holdings of various issuers, types and maturities. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At June 30, 2006, all other investment securities are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) within stockholders' equity. Management assesses whether declines in the fair value of investment securities are other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value and the amount of the write down is included in earnings. In determining whether a decline is other than temporary, management considers the following factors:

- Length of the time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- Our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

To date we have had no declines in fair value that have been identified as other than temporary.

Research and Development Expenses and Accruals

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred. In instances where we enter into agreements with third parties for clinical trials, manufacturing and process development, research and other consulting activities, costs are expensed as services are performed. Amounts due under such arrangements may be either fixed fee or fee for service, and may include upfront payments, monthly payments, and payments upon the completion of milestones or receipt of deliverables.

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract.

Share-based Compensation

We have previously accounted for options issued to employees and members of the board of directors using the intrinsic method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Beginning on July 1, 2005, we began to account for employee share-based payments in accordance with Statement of Financial Accounting Standards 123R ("SFAS 123R"), *Share-Based Payment — An*

Amendment of FASB Statements no. 123 and 95. Under this standard, companies are no longer able to account for share-based compensation transactions in accordance with APB 25. Instead, companies are required to account for such transactions using a fair-value method and recognize the expense in the statement of operations.

We used the modified prospective application transition method to adopt SFAS 123R. The modified prospective application transition method requires that companies recognize compensation expense on new share-based payment awards and existing share-based payment awards that are modified, repurchased, or cancelled after the effective date. Additionally, compensation cost of the portion of awards of which the requisite service has not been rendered that are outstanding as of the July 1, 2005 shall be recognized as the requisite service is rendered.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation model. Expected volatility is based on historical volatility data of the company's stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term is calculated for and applied to one group of stock options as the company does not expect substantially different exercise or post-vesting termination behavior amongst its employee population. The risk-free rate of the stock options is based on the United States Treasury rate in effect at the time of grant.

Recent Accounting Pronouncements

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, *Accounting Changes and Error Corrections*, ("SFAS 154"). SFAS 154 replaces Accounting Principle Bulletin No. 20 ("APB 20"), and Statement of Financial Accounting Standard No. 3, *Reporting Accounting Changes in Interim Financial Statements* ("SFAS 3"), and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle, whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Our adoption of SFAS 154 is not expected to have a material impact on our results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which, among other things, requires applying a "more likely than not" threshold to the recognition and derecognition of tax positions. The provisions of FIN 48 will be effective for us on July 1, 2007. We are currently evaluating the impact of adopting FIN 48 on the financial statements, but we do not expect its adoption to have a significant transition effect.

Results of Operations

Comparison of Years Ended June 30, 2006, 2005 and 2004

Revenues. Revenues were $181,000, $0, and $0 for the years ended June 30, 2006, 2005 and 2004, respectively. The revenue in fiscal year 2006 was the result of a federal grant awarded by the National Institutes of Health (NIH). We do not expect revenue from this grant to change significantly in fiscal year 2007.

Research and Development Expenses. Research and development expenses were $25,737,000, $24,964,000 and $24,447,000 for the years ended June 30, 2006, 2005 and 2004, respectively. The $773,000 increase from 2005 to 2006 was primarily due to an increase in share-based compensation ($2,908,000) and an increase in drug costs ($1,358,000), partially offset by a decrease in third-party clinical trial costs ($3,192,000). The $517,000 increase from 2004 to 2005 was primarily due to an increase in personnel and consulting costs to support clinical activities, partially offset by a reduction in depreciation and rent expense.

Research and development costs are identified as either directly attributed to one of our research and development programs or as an indirect cost, with only direct costs being tracked by specific program. Direct costs consist of personnel costs directly associated with a program, preclinical study costs, clinical trial costs, and related clinical drug and device development and manufacturing costs, drug formulation costs, contract services and other research expenditures. Indirect costs consist of personnel costs not directly associated with a program, overhead and facility costs and other support service expenses. Prior to 1999, we did not track our historical research and development costs by specific program and for this reason we cannot accurately estimate our total historical costs on a specific program basis. Direct costs by program and indirect costs are as follows:

Product	Description	Phase of Development	Estimated Completion of Phase	Related R&D Expenses Years ended June 30, 2006	2005	2004
XCYTRIN	Cancer	Several Phase trials	Unknown	$14,331,000	$16,045,000	$14,603,000
		Several Phase 2 trials	Unknown			
		Phase 3	Fiscal 2006			
OTHER				885,000	708,000	776,000
	Total direct costs			15,216,000	16,753,000	15,379,000
	Indirect costs			10,521,000	8,211,000	9,068,000
	Total research and development costs			$25,737,000	$24,964,000	$24,447,000

Research and development expenses increased $773,000, or 3%, for the year ended June 30, 2006 compared to the year ended June 30, 2005, and were primarily comprised of the following:

- Xcytrin program costs decreased $1,714,000, or 11%, primarily due to:
  - — a decrease in third-party clinical trial costs and related clinical trial activities of $3,118,000 as we completed our Phase 3 SMART trial in December 2005.
  - — an increase in drug costs of $1,438,000 as we purchased an additional drug intermediate.
- Indirect costs increased $2,310,000, or 28%, primarily due to an increase in share-based compensation expense of $2,908,000.

Research and development expenses increased $517,000, or 2%, for the year ended June 30, 2005 compared to the year ended June 30, 2004, and were primarily comprised of the following:

- Xcytrin program costs increased $1,442,000, or 10%, primarily due to:
  - — an increase in third-party clinical trial costs and related clinical trial activities of $865,000 as we continued enrollment in our Phase 3 SMART trial and several other Phase 1 and Phase 2 trials.
  - — an increase in employee costs of $798,000 as we allocated more employee resources to support our clinical trials.
- Indirect costs decreased $857,000, or 9%, primarily due to:
  - — a decrease in facility costs of $633,000 due to the decrease in building space leased and the decrease in depreciation due to a smaller asset base.
  - — a decrease in employee costs of $76,000 as we focused its resources on supporting the Xcytrin clinical trials.

We expect research and development expenses in the first half of fiscal 2007 to be less than the comparable period of fiscal 2006. The level of research and development expenses in the second half of fiscal 2007 will depend on the progress of our planned NDA filing.

General and Administrative Expenses. General and administrative expenses for the years ended June 30, 2006, 2005 and 2004 were $11,919,000, $7,905,000 and $5,843,000, respectively. The $4,014,000 increase in fiscal 2006 compared to fiscal 2005 was primarily due to increase share-based compensation expense of $3,307,000 and an increase in personnel costs to support our business of $720,000. The $2,062,000 increase in fiscal 2005 compared to fiscal 2004 was primarily due to increased personnel and consulting expenses of $976,000 to support our business and an increase in third-party costs associated with pre-commercial marketing activities of $1,026,000.

We expect future general and administrative expenses in the first half of fiscal 2007 to be less than the comparable period of fiscal 2006. The level of general and administrative expenses in the second half of fiscal 2007 will depend on the progress of our planned NDA filing.

Purchased In-Process Research and Development. Purchased in-process research and development expense for the years ended June 30, 2006, 2005 and 2004 was $6,647,000, $0 and $0, respectively. The increase in fiscal 2006 was due to our acquisition, in April 2006, of multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. One drug candidate is in a Phase 1 clinical trial while the other drug candidates are in pre-clinical development. Total consideration paid was $6,647,000 which consisted of 1,000,000 shares of our common stock, $2,000,000 of cash and $147,000 of transaction costs. We recorded an expense of $6,647,000 related to the consideration for the acquired drug candidates which had not yet reached technological feasibility and had no alternative future use due to the early stage of development and the significant regulatory requirements remaining.

Interest and Other, Net. Interest and other, net, was $1,964,000, $1,821,000 and $1,125,000 for the years ended June 30, 2006, 2005 and 2004, respectively. The increase in the year ended June 30, 2006 was primarily due to higher interest rates. The increase in the year ended June 30, 2005 was primarily due to higher interest rates. Our cash equivalents and marketable securities consist primarily of fixed rate instruments.

Income Taxes. At June 30, 2006, we had net operating loss carryforwards of approximately $277,000,000 for federal income tax reporting purposes and tax credit carryforwards of approximately $9,430,000 for federal reporting purposes. These amounts expire at various times through 2026. Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an annual limitation may result in the expiration of net operating losses before utilization. A full valuation allowance has been established for the company's deferred tax assets since realization of such assets through the generation of future taxable income is uncertain. See Note 6 of "Notes to Financial Statements."

Liquidity and Capital Resources

Our principal sources of working capital since inception have been private and public equity financings and proceeds from collaborative research and development agreements, as well as interest income. Since inception, we have used approximately $260,697,000 of cash for operating activities and approximately $15,455,000 of cash for the purchase of laboratory and office equipment, leasehold improvements, and payments under capital lease agreements.

As of June 30, 2006, we had approximately $40,477,000 in cash, cash equivalents and marketable securities. Net cash used in operating activities was $31,673,000, $29,930,000 and $25,895,000 for the years ended June 30, 2006, 2005 and 2004, respectively, and resulted primarily from operating losses adjusted for non-cash expenses and changes in accounts payable, accrued liabilities, prepaid expenses and other assets.

Net cash provided by (used by) investing activities of $25,731,000, $42,841,000 and ($36,288,000) in the years ended June 30, 2006, 2005 and 2004, respectively, primarily consisted of the net effect of purchases, maturities and sales of marketable securities.

Net cash provided by financing activities of $559,000, $748,000 and $40,419,000 in the years ended June 30, 2006, 2005 and 2004, respectively, primarily consisted of proceeds from the sale of common stock, the exercise of stock options and the sale of stock under the company's employee stock purchase plan.

In February 2004, we filed a registration statement on Form S-3 to offer and sell, from time to time, equity, debt securities and warrants in one or more offerings up to a total dollar amount of $100 million. In April 2004, we sold 3,200,000 shares of common stock at a price of $13.00 per share in an underwritten public offering pursuant to this registration statement. We received approximately $39,350,000 in net proceeds from the issuance of the 3,200,000 shares. We may seek to raise funds through additional public offerings in the future but cannot guarantee that such efforts will be successful.

On August 21, 2006, we entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase, at our discretion, up to $20.0 million of our common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5 to 7%, to be determined based on our market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of our common stock to Azimuth under the purchase agreement, we have also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Azimuth is not required to purchase our common stock if the price of our common stock falls below $3.00 per share.

Our future contractual obligations at June 30, 2006 are as follows:

	Operating Lease Commitments[1]
Less than 1 year	$ 960,000
1-3 years	1,861,000
3-5 years	487,000
Greater than 5 years	—
Total	$ 3,308,000

(1) Amounts reflect the August 14, 2006 amendment of the company's facility lease.

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. Future milestone payments under the agreement could total as much as $144 million, although we currently cannot predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments in the mid- to high single digits based on annual sales of any drugs commercialized from these programs.

Based upon the current status of our product development and commercialization plans, we believe that our existing cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We expect the increases in research and development expenses as a result of on-going and future clinical trials to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will need to raise substantial additional capital to fund our operations in the future. We expect to finance our future cash needs through public or private financings, collaborative relationships (partnerships with other drug manufacturers) or other arrangements to complete commercialization. Our actual capital requirements will depend on many factors, including the following:

- the progress and success of clinical trials of our product candidates;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish and the scope of any new collaborations; and
- the timing and scope of commercialization expenses for Xcytrin.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, we cannot be certain that such additional funding will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors — We will need additional financing and we may have difficulty raising needed capital in the future."

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our exposure to interest rate risk relates primarily to our investment portfolio. Fixed rate securities may have their fair market value adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than two years. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of June 30, 2006 would have potentially declined by $241,000.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio (in thousands, except interest rates):

	Fiscal Year				Fair Value
	2007	2008	2009	Total	at June 30, 2006
Marketable securities	$6,546	$7,894	$3,885	$18,325	$18,194
Weighted-average interest rate	3.71%	6.19%	5.44%	5.15%	—

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pharmacyclics, Inc.:

We have completed integrated audits of Pharmacyclics, Inc.'s 2006 and 2005 financial statements and of its internal control over financial reporting as of June 30, 2006 and an audit of its 2004 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Financial statements

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pharmacyclics, Inc. (a development stage enterprise) at June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006 and, cumulatively, for the period from April 19, 1991 (date of inception) to June 30, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective July 1; 2005, the company changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standard No. 123(R) "Share-Based Payment."

Internal control over financial reporting

Also, in our opinion, management's assessment appearing in Management's Annual Report on Internal Control Over Financial Reporting, appearing under Item 9A(b), that the company maintained effective internal control over financial reporting as of June 30, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California
September 8, 2006

PHARMACYCLICS, INC.
(a development stage enterprise)

BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2006	June 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,283	$ 27,666
Marketable securities	18,194	44,233
Prepaid expenses and other current assets	961	1,254
Total current assets	41,438	73,153
Property and equipment, net	764	884
Other assets	527	527
	$ 42,729	$ 74,564
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$1,908	$3,115
Accrued liabilities	1,431	1,358
Total current liabilities	3,339	4,473
Deferred rent	70	97
Total liabilities	3,409	4,570
Commitments (Note 2 and 7)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 1,000,000 shares authorized at June 30, 2006 and 2005; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 49,000,000 shares authorized at June 30, 2006 and 2005; shares issued and outstanding — 20,946,694 at June 30, 2006 and 19,799,635 at June 30, 2005	2	2
Additional paid-in capital	328,386	317,063
Accumulated other comprehensive loss	(132)	(293)
Deficit accumulated during development stage	(288,936)	(246,778)
Total stockholders' equity	39,320	69,994
	$ 42,729	$ 74,564

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended June 30, 2006	2005	2004	Period from Inception (April 19, 1991) through June 30, 2006
Revenues:				
License and milestone revenues	$ —	$ —	$ —	$ 7,855
Grant and contract revenues	181	—	—	6,028
Total revenues	181	—	—	13,883
Operating expenses:				
Research and development*	25,737	24,964	24,447	272,627
General and administrative*	11,919	7,905	5,843	61,406
Purchased in-process research and development	6,647	—	—	6,647
Total operating expenses	44,303	32,869	30,290	340,680
Loss from operations	(44,122)	(32,869)	(30,290)	(326,797)
Interest income	1,964	1,821	1,132	39,425
Interest expense and other income (expense), net	—	—	(7)	(1,564)
Net loss	$(42,158)	$(31,048)	$(29,165)	$(288,936)
Basic and diluted net loss per share	$ (2.12)	$ (1.57)	$ (1.71)	
Shares used to compute basic and diluted net loss per share	19,889	19,720	17,064	
*Includes non-cash share-based compensation of the following:				
Research and development	$ 2,932	$ 24	$ 17	$ 3,233
General and administrative	$ 3,332	$ 25	$ 1	$ 3,948

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30, 2006	2005	2004	Period from Inception (April 19, 1991) through June 30, 2006
Cash flows from operating activities:				
Net loss	$(42,158)	$(31,048)	$(29,165)	$(288,936)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	588	703	1,360	14,198
Purchased in-process research and development	4,500	—	—	4,500
Share-based compensation	6,264	49	18	7,181
Gain on sale of marketable securities	—	—	—	58
Write-down of fixed assets	—	—	—	381
Changes in assets and liabilities:				
Prepaid expenses and other assets	293	175	(44)	(1,488)
Accounts payable	(1,207)	(51)	1,721	1,908
Accrued liabilities	73	230	165	1,431
Deferred rent	(27)	12	50	70
Net cash used in operating activities	(31,674)	(29,930)	(25,895)	(260,697)
Cash flows from investing activities:				
Purchase of property and equipment	(468)	(294)	(447)	(11,574)
Proceeds from sale of property and equipment	—	—	—	112
Purchases of marketable securities	(12,232)	(11,185)	(79,465)	(509,233)
Proceeds from sales of marketable securities	—	33,426	19,904	77,942
Proceeds from maturities of marketable securities	38,432	20,894	23,720	412,907
Net cash provided by (used in) investing activities	25,732	42,841	(36,288)	(29,846)
Cash flows from financing activities:				
Issuance of common stock, net of issuance costs	392	476	39,530	287,345
Exercise of stock options	167	272	889	5,848
Proceeds from notes payable	—	—	—	3,000
Issuance of convertible preferred stock, net of issuance costs	—	—	—	20,514
Payments under capital lease obligations	—	—	—	(3,881)
Net cash provided by financing activities	559	748	40,419	312,826
Increase (decrease) in cash and cash equivalents	(5,383)	13,659	(21,764)	22,283

Table Continued From Previous Page

	Year Ended June 30, 2006	2005	2004	Period from Inception (April 19, 1991) through June 30, 2006
Cash and cash equivalents at beginning of period	27,666	14,007	35,771	—
Cash and cash equivalents at end of period	$ 22,283	$ 27,666	$ 14,007	$ 22,283
Supplemental Disclosures of Cash Flow Information:				
Interest paid	$ —	$ —	$ —	$ 1,269
Supplemental Disclosure of Non-Cash Investing and Financing Activities:				
Property and equipment acquired under capital lease obligations	—	—	—	3,881
Warrants issued	—	—	—	49
Conversion of notes payable and accrued interest into convertible preferred stock	—	—	—	3,051

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the period from inception (April 19, 1991) through June 30, 2006
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated other Comprehensive	Deficit Accumulated During Development	
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Stage	Total
Issuance of common stock for cash at $0.02 per share	—	$—	400,000	$—	$ 6	$—	$ —	$ 6
Balance at June 30, 1991	—	—	400,000	—	6	—	—	6
Issuance of common stock for cash at an average price of $0.02 per share	—	—	97,111	—	2	—	—	2
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $1.32 per share	2,040,784	—	—	—	2,667	—	—	2,667
Net loss	—	—	—	—	—	—	(523)	(523)
Balance at June 30, 1992	2,040,784	—	497,111	—	2,675	—	(523)	2,152
Issuance of common stock for cash at an average price of $0.06 per share	—	—	49,000	—	3	—	—	3
Issuance of convertible preferred stock for cash, net of issuance costs, at $4.88 per share	1,580,095	—	—	—	7,674	—	—	7,674
Net loss	—	—	—	—	—	—	(3,580)	(3,580)
Balance at June 30, 1993	3,620,879	—	546,111	—	10,352	—	(4,103)	6,249
Issuance of common stock upon exercise of stock options at an average price of $0.12 per share	—	—	324,188	—	38	—	—	38
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	886,960	—	—	—	7,623	—	—	7,623
Net loss	—	—	—	—	—	—	(5,141)	(5,141)
Balance at June 30, 1994	4,507,839	—	870,299	—	18,013	—	(9,244)	8,769
Issuance of common stock upon exercise of stock options at an average price of $0.24 per share	—	—	38,403	—	9	—	—	9
Issuance of warrants	—	—	—	—	49	—	—	49
Net loss	—	—	—	—	—	—	(10,479)	(10,479)
Balance at June 30, 1995	4,507,839	—	908,702	—	18,071	—	(19,723)	(1,652)

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2006
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated other Comprehensive	Deficit Accumulated During Development	
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Stage	Total
Issuance of convertible preferred stock for notes payable and accrued interest at an average of $8.63 per share	353,483	$—	—	$ —	$ 3,051	$ —	$ —	$ 3,051
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	295,649	—	—	—	2,550	—	—	2,550
Issuance of common stock upon initial public offering, net of issuance costs, for cash at $12 per share	—	—	2,383,450	1	26,042	—	—	26,043
Conversion of convertible preferred stock into common stock	(5,156,971)	—	5,156,971	—	—	—	—	—
Issuance of common stock upon exercise of stock options at an average exercise price of $1.33 per share	—	—	91,922	—	122	—	—	122
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.20 per share	—	—	8,379	—	86	—	—	86
Share-based compensation expense	—	—	—	—	26	—	—	26
Net loss	—	—	—	—	—	—	(8,235)	(8,235)
Balance at June 30, 1996	—	—	8,549,424	1	49,948	—	(27,958)	21,991
Issuance of common stock, net of issuance costs, for cash at an average price of $16.93 per share	—	—	1,442,190	—	24,420	—	—	24,420
Issuance of common stock upon exercise of stock options at an average price of $2.74 per share	—	—	96,283	—	264	—	—	264
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.51 per share	—	—	14,557	—	153	—	—	153
Share-based compensation expense	—	—	—	—	126	—	—	126
Net loss	—	—	—	—	—	—	(10,258)	(10,258)
Balance at June 30, 1997	—	—	10,102,454	1	74,911	—	(38,216)	36,696

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2006
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock, net of issuance costs, for cash at $21.75 per share	—	$—	2,012,500	$—	$40,796	$—	$ —	$40,796
Issuance of common stock upon exercise of stock options at an average price of $6.57 per share	—	—	88,933	—	584	—	—	584
Issuance of common stock upon exercise of purchase rights at an exercise price of $14.36 per share	—	—	10,372	—	149	—	—	149
Issuance of common stock upon exercise of warrants	—	—	80,033	—	—	—	—	—
Share-based compensation expense	—	—	—	—	91	—	—	91
Net loss	—	—	—	—	—	—	(9,675)	(9,675)
Balance at June 30, 1998	—	—	12,294,292	1	116,531	—	(47,891)	68,641
Issuance of common stock upon exercise of stock options at an average price of $5.10 per share	—	—	75,275	—	384	—	—	384
Issuance of common stock upon exercise of purchase rights at an exercise price of $12.77 per share	—	—	13,643	—	174	—	—	174
Issuance of common stock upon exercise of warrants	—	—	45,661	—	—	—	—	—
Share-based compensation expense	—	—	—	—	89	—	—	89
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(85)	—	(85)
Net loss	—	—	—	—	—	—	(19,246)	(19,246)
Total comprehensive loss								(19,331)
Balance at June 30, 1999	—	—	12,428,871	1	117,178	(85)	(67,137)	49,957

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2006
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options at an average price of $13.88 per share	—	$—	102,372	$—	$ 1,421	$ —	$ —	$ 1,421
Issuance of common stock upon exercise of purchase rights at an exercise price of $25.62 per share	—	—	11,213	—	287	—	—	287
Issuance of common stock, net of issuance costs, for cash at an average price of $44.36 per share	—	—	3,465,000	1	153,711	—	—	153,712
Share-based compensation expense	—	—	—	—	88	—	—	88
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(421)	—	(421)
Net loss	—	—	—	—	—	—	(23,630)	(23,630)
Total comprehensive loss								(24,051)
Balance at June 30, 2000	—	—	16,007,456	2	272,685	(506)	(90,767)	181,414
Issuance of common stock upon exercise of stock options at an average price of $16.17 per share	—	—	93,528	—	1,512	—	—	1,512
Issuance of common stock upon exercise of purchase rights at an exercise price of $27.89 per share	—	—	15,386	—	429	—	—	429
Share-based compensation expense	—	—	—	—	326	—	—	326
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	1,599	—	1,599
Net loss	—	—	—	—	—	—	(30,925)	(30,925)
Total comprehensive loss								(29,326)
Balance at June 30, 2001	—	—	16,116,370	2	274,952	1,093	(121,692)	154,355

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2006
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated other Comprehensive	Deficit Accumulated During Development	
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Stage	Total
Issuance of common stock upon exercise of stock options at an average price of $13.93 per share	—	$ —	13,257	$ —	$ 183	$ —	$ —	$ 183
Issuance of common stock upon exercise of purchase rights at an exercise price of $8.32 per share	—	—	58,169	—	484	—	—	484
Share-based compensation expense	—	—	—	—	91	—	—	91
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(930)	—	(930)
Net loss	—	—	—	—	—	—	(36,575)	(36,575)
Total comprehensive loss								(37,505)
Balance at June 30, 2002	—	—	16,187,796	2	275,710	163	(158,267)	117,608
Issuance of common stock upon exercise of stock options at an average price of $1.03 per share	—	—	3,397	—	3	—	—	3
Issuance of common stock upon exercise of purchase rights at an exercise price of $2.64 per share	—	—	38,908	—	103	—	—	103
Share-based compensation expense	—	—	—	—	13	—	—	13
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(19)	—	(19)
Net loss	—	—	—	—	—	—	(28,298)	(28,298)
Total comprehensive loss								(28,317)
Balance at June 30, 2003	—	—	16,230,101	2	275,829	144	(186,565)	89,410

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.

(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2006
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated other Comprehensive	Deficit Accumulated During Development	
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Stage	Total
Issuance of common stock, net of issuance costs, for cash at an average price of $13.00 per share	—	$ —	3,200,000	$ —	$ 39,350	$ —	$ —	$ 39,350
Issuance of common stock upon exercise of stock options at an average price of $4.91 per share	—	—	181,136	—	889	—	—	889
Issuance of common stock upon exercise of purchase rights at an exercise price of $4.90 per share	—	—	36,680	—	180	—	—	180
Share-based compensation expense	—	—	—	—	18	—	—	18
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(394)	—	(394)
Net loss	—	—	—	—	—	—	(29,165)	(29,165)
Total comprehensive loss								(29,559)
Balance at June 30, 2004	—	—	19,647,917	2	316,266	(250)	(215,730)	100,288
Issuance of common stock upon exercise of stock options at an average price of $4.46 per share	—	—	61,014	—	272	—	—	272
Issuance of common stock upon exercise of purchase rights at an exercise price of $5.24 per share	—	—	90,704	—	476	—	—	476
Share-based compensation expense	—	—	—	—	49	—	—	49
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(43)	—	(43)
Net loss	—	—	—	—	—	—	(31,048)	(31,048)
Total comprehensive loss								(31,091)
Balance at June 30, 2005	—	—	19,799,635	2	317,063	(293)	(246,778)	69,994

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2006
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $3.80 per share	—	$ —	147,059	$ —	$ 559	$ —	$ —	$ 559
Issuance of common stock for purchase of Celera assets	—	—	1,000,000	—	4,500	—	—	4,500
Share-based compensation expense	—	—	—	—	6,264	—	—	6,264
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	161	—	161
Net loss	—	—	—	—	—	—	(42,158)	(42,158)
Total comprehensive loss								(41,997)
Balance at June 30, 2006	—	$ —	20,946,694	$ 2	$328,386	$(132)	$(288,936)	$39,320

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1 — The Company and Significant Accounting Policies:

Description of the company

Pharmacyclics, Inc. (the "company") was incorporated in Delaware on April 19, 1991 and commenced operations during 1992 to develop and market pharmaceutical products to improve upon current therapeutic approaches to the treatment of cancer and atherosclerosis. Since inception, the company has been in the development stage, principally involved in research and development and other business planning activities, with no commercial revenues from product sales. Successful future operations depend upon the company's ability to develop, to obtain regulatory approval for, and to commercialize its products. The company operates in one business segment.

Management's use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Basic and diluted net loss per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). Options to purchase 5,266,802, 4,785,838 and 4,232,954 shares of common stock were outstanding at June 30, 2006, 2005 and 2004, respectively, but have been excluded from the computation of diluted net loss per share because their effect was anti-dilutive.

Cash, cash equivalents and marketable securities

All highly liquid investments purchased with an original maturity date of three months or less that are readily convertible into cash and have insignificant interest rate risk are considered to be cash equivalents.

All other investments are reported as available-for-sale marketable securities and are recorded on the balance sheet at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income (loss). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Gains and losses on securities sold are recorded based on the specific identification method and are included in interest expense and other income (expense), net in the statement of operations.

The company's marketable securities consisted of the following (in thousands):

	Amortized Cost	Net Unrealized Losses	Estimated Fair Value
June 30, 2006			
Debt (state or political subdivision)	$ 2,499	$ (21)	$ 2,478
Debt (corporate)	15,827	(111)	15,716
	$18,326	$(132)	$18,194
June 30, 2005			
Debt (state or political subdivision)	$35,305	$(237)	$35,068
Debt (corporate)	9,221	(56)	9,165
	$44,526	$(293)	$44,233

At June 30, 2006 and 2005, all of the company's debt investments are classified as short-term, as the company may choose not to hold its investments until maturity in order to take advantage of market conditions. Unrealized gains were not material and have therefore been netted against unrealized losses. At June 30, 2006, the company's marketable securities had the following contractual maturities (in thousands):

	Amortized Cost	Estimated Fair Value
Less than one year	$ 6,547	$ 6,482
Between one and two years	7,894	7,843
Between two and three years	3,885	3,869
	$ 18,326	$18,194

Restricted investments

Under the company's lease agreement, it is required to maintain a $450,000 letter of credit as security for performance under the lease. The letter of credit is secured by a $450,000 certificate of deposit which is included in other assets at June 30, 2006 and 2005.

Concentration of credit risk and other risks and uncertainties

Financial instruments that potentially subject the company to credit risk consist principally of cash, cash equivalents and marketable securities. The company places its cash, cash equivalents and marketable securities with high-credit quality financial institutions and invests in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Management of the company believes it has established guidelines relative to credit quality, diversification and maturities that maintain safety and liquidity.

The company's products require approvals from the United States Food and Drug Administration (the "FDA") and international regulatory agencies prior to commercialized sales. There can be no assurance that the company's future products will receive required approvals. If the company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the company and its execution of its business strategy.

The company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of its products. The company will expend additional funds for these purposes, to establish additional clinical and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Specifically, the company will require additional funds to commercialize its product. Even if the company is able to develop Xcytrin successfully in light of the recent results from its Phase 3 clinical study, we expect additional development efforts and clinical trials will extend the timeline for development and will result in substantial additional expenses. The company may be unable to fund these efforts with its current financial resources.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, the company may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect its business, financial condition and operations.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

Long-lived assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Management evaluates impairment on the basis of undiscounted future cash flows from operations before interest relating to such assets for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. No significant impairment losses have been recorded to date with respect to the company's long-lived assets, which consist primarily of property and equipment and leasehold improvements.

Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, title has transferred or services have been rendered, the price is fixed and determinable and collectibility is reasonable assured. License revenue is typically recognized over the term of the arrangement and milestone revenue is recognized when earned as evidenced by achievement of the specified milestone and the absence of any on-going obligation. License, milestone, contract and grant revenues are not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenues.

Inventories

The company has purchased quantities of its texaphyrin-based drug substance that are expected to be used in the future to support the commercial launch of its products currently under development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, the company will continue to charge all such amounts to research and development expense.

Research and development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred.

Clinical development costs are a significant component of research and development expenses. The company has a history of contracting with third parties that perform various clinical trial activities on its behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. The company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The company determines its estimates through discussions with internal clinical personnel and outside service providers to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

Income taxes

The company provides for income taxes using the liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fair value of financial instruments

The carrying value of the company's financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Accounting for share-based compensation

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R ("SFAS 123R"), *Share-Based Payment — An Amendment of FASB Statements No. 123 and 95*. This revised standard addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. Under the new standard, companies are no longer able to account for share-based compensation transactions using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Instead, companies are required to account for such transactions using a fair-value method and recognize the expense in the statement of operations.

The company adopted SFAS 123R effective beginning July 1, 2005 using the modified prospective application transition method. The modified prospective application transition method requires that companies recognize compensation expense on new share-based payment awards and existing share-based payment awards that are modified, repurchased, or cancelled after the effective date. Additionally, compensation cost of the portion of awards of which the requisite service has not been rendered that are outstanding as of the July 1, 2005 shall be recognized as the requisite service is rendered. The effect of recording share-based compensation was as follows:

	Year Ended June 30, 2006
Net effect on net loss	$(6,264,000)
Net effect on basic and diluted net loss per share	$ (0.31)

The following table illustrates the effect on net loss per common share if the company had applied the fair value recognition provisions of SFAS No. 123R in the years ended June 30, 2005 and 2004.

	Year Ended June 30, 2005	Year Ended June 30, 2004
Net loss, as reported	$(31,048,000)	$(29,165,000)
Employee share-based compensation using the fair value based method	(8,217,000)	(7,721,000)
Pro forma net loss	$(39,265,000)	$(36,886,000)
Basic and diluted net loss per share, as reported	$ (1.57)	$ (1.71)
Pro forma basic and diluted net loss per share	$ (1.99)	$ (2.16)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation model using the assumptions noted in the following table. Expected volatility is based on historical volatility data of the company's stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term is calculated for and applied to one group of stock options as the company does not expect substantially different exercise or post-vesting termination behavior amongst its employee population. The risk-free rate of the stock options is based on the United States Treasury rate in effect at the time of grant.

	Year Ended June 30,		
	2006	2005	2004
Stock option plans:			
Expected dividend yield	0%	0%	0%
Expected stock price volatility	79%	75%	86%
Risk free interest rate	4.90%	3.72%	3.61%
Expected life (years)	4.98	5.06	5.14
Employee stock purchase plan:			
Expected dividend yield	0%	0%	0%
Expected stock price volatility	54%	77%	82%
Risk free interest rate	4.42%	1.90%	2.02%
Expected life (years)	2.00	2.00	2.00

The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted under the company's stock option plans during fiscal 2006, 2005 and 2004 was $3.03, $5.16 and $6.66 per share, respectively. The weighted average estimated grant date fair value of purchase awards under the company's employee stock purchase plan during fiscal 2006, 2005 and 2004 was $3.30, $3.32 and $5.72 per share, respectively.

As of June 30, 2006, $8,090,000 of total unrecognized compensation costs related to non-vested options are scheduled to be recognized over a weighted average period of 1.66 years and $514,000 of total unrecognized compensation costs related to purchase awards under the company's employee stock purchase plan are scheduled to be recognized over a weighted average period of 0.67 years. There were no capitalized share-based compensation costs at June 30, 2006.

The company accounts for equity instruments issued to non-employees for goods or services in accordance with the provisions of SFAS No. 123 and Emerging Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18"). Accordingly, as these instruments vest, the company is required to remeasure the fair value of the equity instruments at each reporting period prior to vesting and then finally at the vesting date of the equity instruments.

Recent Accounting Pronouncements

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, *Accounting Changes and Error Corrections*, ("SFAS 154"). SFAS 154 replaces Accounting Principle Bulletin No. 20 ("APB 20"), and Statement of Financial Accounting Standard No. 3, *Reporting Accounting Changes in Interim Financial Statements* ("SFAS 3"), and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle, whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Our adoption of SFAS 154 is not expected to have a material impact on our results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which, among other things, requires applying a "more likely than not" threshold to the recognition and derecognition of tax positions. The provisions of FIN 48 will be effective for us on July 1, 2007. We are currently evaluating the impact of adopting FIN 48 on the financial statements, but we do not expect its adoption to have a significant transition effect.

Note 2 — Agreements:

University of Texas License. The company has entered into a license agreement with the University of Texas under which it received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins and other porphyrin-like substances covered by their patents. The company has made payments, under the license, to the University of Texas of $50,000 in each of the years ended June 30, 2005 and 2004, respectively, and cumulative payments of $300,000 from the inception of the license. No payments are due after fiscal 2005.

Celera Genomics. In April 2006, the company acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business. Under the terms of the agreement, the company acquired Celera technology and intellectual property relating to drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases, and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas and autoimmune diseases. The HDAC drug candidate is in a Phase 1 clinical trial the other drug candidates are in pre-clinical development. Future milestone payments under the agreement could total as much as $144 million, although the company currently can not predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments in the mid- to high single digits based on annual sales of any drugs commercialized from these programs.

Total consideration paid was $6,647,000 which consisted of 1,000,000 shares of the company's common stock, $2,000,000 of cash and $147,000 of transaction costs. The company recorded an expense of $6,647,000 related to the consideration for the acquired drug candidates which had not yet reached technological feasibility and had no alternative future use due to the early stage of development and the significant regulatory requirements remaining.

Note 3 — Balance Sheet Components:

Property and equipment consists of the following (in thousands):

	June 30, 2006	June 30, 2005
Equipment	$ 7,121	$ 7,042
Leasehold improvements	2,976	2,976
Furniture and fixtures	864	864
	10,961	10,882
Less accumulated depreciation and amortization	(10,197)	(9,998)
	$ 764	$ 884

Accrued liabilities consist of the following (in thousands):

	June 30, 2006	June 30, 2005
Employee compensation	$ 1,431	$ 1,358
Other	—	—
	$ 1,431	$ 1,358

Note 4 — Stockholders' Equity:

Common stock

In February 2004, the company filed a registration statement on Form S-3 to offer and sell, from time to time, equity, debt securities and warrants in one or more offerings up to a total dollar amount of $100,000,000. In April 2004, the company sold 3.2 million shares of common stock at a price of $13.00 per share in an underwritten public offering pursuant to this registration statement. The company received approximately $39,350,000 in net proceeds from the issuance of the 3.2 million shares.

Preferred stock

As amended, the company's Certificate of Incorporation authorizes 1,000,000 shares of preferred stock, par value $0.0001 per share. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The ability of the company's Board of Directors to issue shares of preferred stock without stockholder approval may have certain anti-takeover effects. The company is also subject to provisions of the Delaware General Corporation Law, which may make certain business combinations more difficult.

Shareholder rights plan

In April 1997, the Board of Directors approved a shareholder rights plan (the "Plan") under which stockholders of record on May 1, 1997 received a right to purchase (a "Right") one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), at an exercise price of $125 per one one-hundredth of a share, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and will become exercisable upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the company's outstanding common stock or (ii) 10 business days or such later date as may be determined by a majority of the Board of Directors following the commencement of, or announcement of, an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock of the company. The Rights expire at the close of business on April 30, 2007. The company has designated 120,000 shares of its preferred stock as Series A Junior Participating Preferred Stock in connection with this Plan. In December 2001, the Board of Directors approved an amendment to the Plan so that each Right entitles the holder to purchase one one-thousandth of a share of Series A Preferred Stock at a price of $125 per one one-thousandth of a share, subject to adjustment. On August 7, 2006, the Board of Directors approved an amendment to the Plan to accelerate the expiration date to August 18, 2006, effectively terminating the Plan as of that date.

Stock plans

2004 Equity Incentive Award Plan. In December 2004, stockholders approved the 2004 Equity Incentive Award Plan (the "2004 Plan") as a replacement for both the company's 1995 Stock Option Plan (the "1995 Plan") and the 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan"). The adoption of the 2004 Plan included an increase of 600,000 in the number of shares available for issuance over the remaining shares available for issuance under the 1995 Plan and Directors Plan. In December 2005, the stockholders approved an increase of 1,000,000 shares available for issuance under the 2004 Plan. The 2004 Plan provides for the issuance of various types of equity awards, such as incentive stock options, nonstatutory stock options stock, restricted stock, stock appreciation rights and performance shares. The exercise price of all stock options granted under the 2004 Plan may not be less that the fair market value of the company's common stock on the date of grant and no stock option will be exercisable more than ten years after the date it is granted. Stock options for employees and consultants typically vest over four years. Non-employee Directors receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee Director receives an option to purchase 10,000 shares as of the date he or she first becomes a Director. This option grant vests in equal annual installments over five years. In addition, on the date of each annual meeting, each individual re-elected as a non-employee Director will receive an automatic option grant to purchase an additional 7,500 shares of common stock, provided such individual has served as a Director for at least six months prior to the date of grant. This option grant vests in equal monthly installments over twelve months following the date of grant.

1995 Stock Option Plan. The company's 1995 Plan was adopted by the Board of Directors in August 1995. Options issued under the 1995 Plan can, at the discretion of the plan administrator, be either incentive stock options or nonqualified stock options. In December 2003, the stockholders approved amendments to the 1995 Plan (i) such that the exercise price of all stock options must be at least equal to the fair value of Pharmacyclics' common stock on the date of grant and (ii) that increased the total number of authorized shares under the plan to 5,345,724 shares of common stock. Generally, shares subject to options under the 1995 Plan vest over a four or five year period and are exercisable for a period of ten years. In December 2004, the remaining shares available for future grant under the 1995 Plan were transferred to the 2004 Plan. Additionally, if options granted under the 1995 Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

1995 Non-Employee Directors Stock Option Plan. The company's Directors Plan was adopted by the Board of Directors on August 2, 1995 and provides for issuance of common stock to non-employee Directors pursuant to a predetermined formula. The exercise price of options granted under the Directors Plan must be at least equal to the fair value of Pharmacyclics' common stock on the date of grant. Each individual first elected or appointed as a non-employee Board member will automatically be granted, on the date of such election or appointment, a non-statutory option to purchase 10,000 shares of common stock vesting over five years. In addition, on the date of each annual stockholders' meeting each individual who is to continue to serve as a non-employee Board member after that annual meeting and has been a member of the Board for at least six months will automatically be granted a non-statutory option to purchase 5,000 shares of common stock. A total of 271,667 shares of common stock have been reserved for issuance under the Directors Plan. In December 2004, the remaining shares available for future grant under the Directors Plan were transferred to the 2004 Plan. Additionally, if options granted under the Directors Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

The following table summarizes the company's stock option activity (in thousands, except per share amounts):

		Options Outstanding	
	Shares Available for Grant	Number	Weighted Average Exercise Price Per Share
Authorized	1,000	—	$ —
Granted	(480)	480	0.19
Balance at June 30, 1993	520	480	0.19
Exercised	—	(324)	0.12
Granted	(167)	167	2.22
Forfeited or expired	8	(8)	0.11
Balance at June 30, 1994	361	315	1.37
Exercised	—	(39)	0.24
Granted	(193)	193	3.75
Forfeited or expired	38	(38)	1.82
Balance at June 30, 1995	206	431	2.50
Authorized	485	—	
Exercised	—	(92)	3.09
Granted	(492)	492	10.03
Forfeited or expired	11	(11)	6.11
Balance at June 30, 1996	210	820	9.20
Authorized	842	—	
Exercised	—	(96)	2.74
Granted	(569)	569	16.69
Forfeited or expired	31	(31)	12.21
Balance at June 30, 1997	514	1,262	11.58
Authorized	602	—	
Exercised	—	(89)	6.57
Granted	(577)	577	25.33
Forfeited or expired	158	(158)	15.41
Balance at June 30, 1998	697	1,592	16.43
Authorized	524	—	
Exercised	—	(75)	5.10
Granted	(671)	671	19.25
Forfeited or expired	221	(221)	20.37
Balance at June 30, 1999	771	1,967	17.38
Authorized	681	—	
Exercised	—	(103)	13.88
Granted	(723)	723	56.97
Forfeited or expired	53	(53)	23.38
Balance at June 30, 2000	782	2,534	28.70
Authorized	811	—	
Exercised	—	(94)	16.17
Granted	(947)	947	36.80
Forfeited or expired	114	(114)	45.70
Balance at June 30, 2001	760	3,273	29.78

Table Continued From Previous Page

	Shares Available for Grant	Options Outstanding	
		Number	Weighted Average Exercise Price Per Share
Authorized	747	—	
Exercised	—	(13)	13.93
Granted	(1,634)	1,634	8.76
Forfeited or expired	625	(625)	27.83
Balance at June 30, 2002	498	4,269	21.82
Authorized	162	—	
Exercised	—	(3)	1.03
Granted	(749)	749	4.35
Forfeited or expired	837	(837)	25.30
Balance at June 30, 2003	748	4,178	18.03
Authorized	162	—	
Exercised	—	(181)	4.91
Granted	(532)	532	9.53
Forfeited or expired	296	(296)	28.55
Balance at June 30, 2004	674	4,233	16.78
Authorized	700	—	
Exercised	—	(61)	4.46
Granted	(814)	814	8.08
Forfeited or expired	200	(200)	18.19
Balance at June 30, 2005	760	4,786	15.40
Authorized	1,000	—	
Exercised	—	(191)	7.02
Granted	(1,351)	1,351	4.58
Forfeited or expired	679	(679)	12.85
Balance at June 30, 2006	1,088	5,267	13.26

The total intrinsic value of stock options exercised during the years ended June 30, 2006, 2005 and 2004 were $374,000, $387,000 and $899,000, respectively. No income tax benefits were realized by the company in the years ended June 30, 2006, 2005 or 2004.

A summary of outstanding and vested stock options as of June 30, 2006 is as follows:

	Options Outstanding				Options Vested		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
$ 3.22 – $ 3.62 ...	78,118	7.04	$ 3.49		74,876	$ 3.50	
$ 4.16 – $ 4.16 ...	1,197,950	9.90	4.16		21,639	4.16	
$ 4.25 – $ 4.47 ...	818,763	6.55	4.39		708,368	4.37	
$ 4.50 – $ 7.39 ...	633,257	6.22	6.96		583,495	7.04	
$ 7.43 – $ 7.76 ...	526,994	8.93	7.76		172,523	7.75	
$ 8.20 – $15.75 ...	535,634	6.72	11.77		363,125	12.17	
$16.00 – $23.75 ...	555,691	3.28	18.87		554,550	18.88	
$24.19 – $38.13 ...	536,200	3.85	27.77		533,900	27.75	
$38.25 – $72.63 ...	347,895	4.16	51.64		347,895	51.64	
$78.13 – $78.13 ...	36,300	3.67	78.13		36,300	78.13	
	5,266,802	6.74	$13.26	$ 28,705	3,396,671	17.49	$ 27,229

The company had outstanding exercisable options to purchase 4,835,821, 4,436,153, and 3,905,129 shares of common stock with a weighted average exercise price of $13.94, $16.05, and $17.63 at June 30, 2006, 2005, and 2004, respectively.

Employee Stock Purchase Plan. The company adopted an Employee Stock Purchase Plan (the "Purchase Plan") in August 1995. Qualified employees may elect to have a certain percentage of their salary withheld to purchase shares of the company's common stock under the Purchase Plan. The purchase price per share is equal to 85% of the fair market value of the stock on specified dates. Sales under the Purchase Plan in fiscal 2006, 2005 and 2004 were 82,851, 90,704, and 36,680 shares of common stock at an average price of $4.73, $5.24, and $4.90 per share, respectively. Shares available for future purchase under the Purchase Plan are 119,138 at June 30, 2006.

Note 5 — Employee Benefit Plan:

The company maintains a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The company's matching contribution to the plan was $185,000, $151,000, and $133,000 for the years ended June 30, 2006, 2005 and 2004, respectively, and $705,000 for the period from inception (April 19, 1991) through June 30, 2006.

Note 6 — Income Taxes:

Deferred tax assets are summarized as follows (in thousands):

	June 30,	
	2006	2005
Net operating loss carryforwards	$ 99,630	$ 87,175
Tax credit carryforwards	14,086	13,099
Capitalized start-up and R&D costs	5,019	5,979
Depreciation and amortization	3,676	1,438
Share-based compensation	1,510	—
Reserves and accruals	322	7
Gross deferred tax assets	124,243	107,698
Less valuation allowance	(124,243)	(107,698)
Net deferred tax assets	$ —	$ —

A full valuation allowance has been established for the company's deferred tax assets at June 30, 2006 and 2005 since realization of such assets through the generation of future taxable income is uncertain. The change in the valuation allowance was approximately $16,545,000, $14,046,000 and $9,128,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to the loss before income taxes as summarized below (in thousands):

	Year Ended June 30,		
	2006	2005	2004
Tax benefit at statutory rate	$ 16,511	$ 12,367	$ 11,618
Research and development credits	978	1,485	1,193
Deferred tax assets not benefited	(15,457)	(14,059)	(10,743)
State NOL disallowed/expired	(1,088)	—	(2,075)
Share-based compensation	(970)	—	—
Other	26	207	7
	$ —	$ —	$ —

At June 30, 2006, the company had federal and state net operating loss carryforwards of approximately $277.0 million and $93.2 million, respectively. The federal and state net operating loss carryforwards will begin to expire in 2007. Federal and state tax credit carryforwards of $9.4 million and $6.8 million, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2008. State research and development credits can be carried forward indefinitely.

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an annual limitation may result in the expiration of net operating losses before utilization.

Note 7 — Commitments:

The company leases its facility under a non-cancelable operating lease that expires in fiscal 2010 (based on a lease amendment entered into on August 14, 2006). See Note 9. Future minimum lease payments under the non-cancelable operating leases are as follows (in thousands):

	Operating Lease Commitments
2007	$ 960
2008	915
2009	946
2010	487
	$3,308

Rent expense for the years ended June 30, 2006, 2005 and 2004 was $1,278,000, $1,226,000 and $1,531,000, respectively, and $14,159,000 for the period from inception (April 19, 1991) through June 30, 2006. Sublease income was $0, $0 and $69,000 for the years ended June 30, 2006, 2005 and 2004, respectively, and $924,000 from the period from inception (April 19, 1991) through June 30, 2006. The terms of the facility lease provide for rental payments on a graduated scale. The company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid at June 30, 2006.

Note 8 — Quarterly Results (Unaudited)

The following table is in thousands, except per share amounts:

	Quarter Ended			
	September 30,	December 31,	March 31,	June 30,
Fiscal 2006				
Loss from operations	$(10,689)	$(10,384)	$(7,842)	$(15,207)
Net loss	(10,201)	(9,890)	(7,375)	(14,692)[1]
Basic and diluted net loss per share	$ (0.51)	$ (0.50)	$ (0.37)	$ (0.73)
Shares used in computation of basic and diluted net loss per share	19,830	19,878	19,904	19,944

[1] The net loss for the quarter ended June 30, 2006, includes $6,647,000 of purchased in-process research and development expense relating to the acquisition of multiple small molecule drug candidates from Celera Genomics.

	Quarter Ended			
	September 30,	December 31,	March 31,	June 30,
Fiscal 2005				
Loss from operations	$ (7,737)	$ (8,229)	$(8,425)	$ (8,478)
Net loss	(7,303)	(7,787)	(7,956)	(8,002)
Basic and diluted net loss per share	$ (0.37)	$ (0.40)	$ (0.40)	$ (0.40)
Shares used in computation of basic and diluted net loss per share	19,649	19,707	19,743	19,779

Note 9 — Subsequent Events

On August 7, 2006, the Board of Directors approved the termination of the company's stockholder rights plan, which was originally scheduled to expire on April 30, 2007. The stockholder rights plan has been amended to accelerate the expiration date to August 18, 2006, effectively terminating the plan as of that date.

On August 14, 2006, the company entered into a lease amendment for its facility that extended the expiration of the lease from December 31, 2007 to December 31, 2009.

On August 21, 2006, the company entered into a common stock purchase agreement with Azimuth Opportunity Ltd., which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase, at the company's discretion, up to $20.0 million of the company's common stock, or 4,189,337 shares, whichever occurs first, at a discount of 5% to 7%, to be determined based on the company's market capitalization at the start of each sale period. The term of the purchase agreement is 18 months. Upon each sale of the company's common stock to Azimuth under the purchase agreement, the company has also agreed to pay Reedland Capital Partners a placement fee equal to one percent of the aggregate dollar amount of common stock purchased by Azimuth. Azimuth is not required to purchase the company's common stock if the price of the company's common stock falls below $3.00 per share.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

Not Applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures: We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of June 30, 2006, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2006 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 45 of this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting: There has been no change in the company's internal control over financial reporting during the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Certain information required by this Item 10 is hereby incorporated by reference from the information under (i) the caption "Election of Directors" and (ii) under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days from the end of the Company's last fiscal year.

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated by reference from the information under the caption "Executive Compensation and Other Information" in the Definitive Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 with respect to stock ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Stock Ownership of Management and Certain Beneficial Owners" in the Definitive Proxy Statement.

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item 13 is incorporated by reference from the information under the caption "Certain Relationships and Related Transactions" in the Definitive Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item 14 is incorporated by reference from the information in the Definitive Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. Financial Statements

See Index to Financial Statements under Item 8 on page 41

(a) 2. Financial Statement Schedules

All schedules are omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Financial Statements or notes thereto.

(a) 3. Exhibits

The following documents are incorporated by reference or included in this report.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit of the same number to Form 8-A12G/A filed on May 21, 2002).
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit of the same number to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2001).
3.3	Amendment to the Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.1 to the Periodic Report on Form 8-K filed on August 9, 2006).
3.4	Form of Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock of the Company (Incorporated by reference to Exhibit 3.2 to Form 8-A12G/ filed on May 21, 2002).
3.5	Certificate of Elimination of the Certificate of Designation of Series A Junior Participating Preferred Stock of Pharmacyclics, Inc.
4.1	Amended and Restated Rights Agreement, dated as of February 15, 2002 (Incorporated by reference to Exhibit 3.2 to Form 8-A12G/A filed on May 21, 2002).
4.2	Specimen Certificate of the Company's Common Stock (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
4.3**	Stock Purchase Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (Incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
4.4	Amendment to the Amended and Restated Rights Agreement, dated as of August 7, 2006, by and between Pharmacyclics, Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2006).
10.6*	Patent License Agreement entered into between the Company and The University of Texas, Austin entered into on or about July 1, 1991 (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.7*	Patent License Agreement entered into between the Company and The University of Texas, Dallas dated as of July 1, 1992, as amended by the Patent License Agreement dated May 27, 1993 (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.8*	Patent License Agreement entered into between the Company and Stuart W. Young dated as of October 15, 1992 (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.9 Lease Agreement entered into between the Company and New England Mutual Life Insurance Company dated as of June 17, 1993, as amended on July 22, 1993, and as further amended on March 1, 1994 (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.13+ The Company's 1995 Stock Option Plan (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).

10.14+ The Company's 1995 Non-Employee Directors' Stock Option Plan (Incorporated by reference to Exhibit 99.7 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.15+ The Company's Employee Stock Purchase Plan as amended on June 3, 2005.

10.16+ Employment Agreement entered into between the Company and Richard A. Miller, M.D. dated as of June 10, 1992 (Incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.22+ Form of Notice of Grant of Stock Option generally to be used under the 1995 Stock Option Plan (Incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.23+ Form of Stock Option Agreement (Incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).

10.25+ Form of Addendum to Stock Option Agreement (Special Tax Election) (Incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.26+ Form of Addendum to Stock Option Agreement (Involuntary Termination following Change in Control) (Incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.27+ Form of Notice of Grant of Automatic Stock Option (Initial Grant) (Incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.28+ Form of Notice of Grant of Automatic Stock Option (Annual Grant) (Incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.29+ Form of Non-Employee Director Stock Option Agreement (Incorporated by reference to Exhibit 99.10 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.30+ Form of Employee Stock Purchase Plan Enrollment/Change Form (Incorporated by reference to Exhibit 99.12 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.31+ Form of Stock Purchase Agreement (Incorporated by reference to Exhibit 99.13 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.35+ Form of Severance Agreement between the Company and certain executive officers (Incorporated by reference to exhibit of the same number to the Quarterly report on Form 10-Q for the quarter ended September 30, 1997).

10.38+ Employment Agreement, dated December 18, 1997, by and between the Company and Leiv Lea (Incorporated by reference to Exhibit 10.38 to the Quarterly report on Form 10-Q for the quarter ended March 31, 1998).

10.41+ Employment agreement, dated May 28, 1998, by and between the Company and Hugo Madden (Incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K for the year ended June 30, 1998).

10.44* Master Development and Supply Agreement, dated March 20, 2000 by and between Cook Imaging Corporation, D.B.A. Cook Pharmaceutical Solutions, and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly report on Form 10-Q for the quarter ended March 31, 2000).

10.47* Supply Agreement, dated December 11, 2000 by and between Dixie Chemical Company and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

10.48* Supply Agreement, dated December 18, 2000 by and between Lonza, AG and the Registrant (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

10.49 Lease and Lease Termination Agreement dated June 14, 2000 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.50 First Amendment to New Lease dated April 10, 2001 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.51 Second Amendment to New Lease dated June 29, 2001 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.53* Supply Agreement, dated August 17, 2001 by and between EMS-Dottikon AG and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.54 Third Amendment to New Lease dated February 5, 2003 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.55 Form of Indemnification Agreement between the Company and its directors and executive officers (Incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K for the year ended June 30, 2004).

10.56+ Company's 2004 Equity Incentive Award Plan (the "2004 Plan") (incorporated by reference Exhibit B to the Company's 2004 Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 26, 2004).

10.57+ Form of Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.1 Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2004).

10.58+ Form of Non-employee Director Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on December 22, 2004).

10.59+ Form of Amendment to Form of Notice of Grant of Stock Option used under the Company's 1995 Stock Option Plan (the "1995 Plan") (Incorporated by reference to Exhibit 10.5 to the quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.60+ Form of Non-Employee Directors Stock Option Election Option Agreement used under the Company's 1995 Plan (Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.61 First Amendment To Patent License Agreement entered into on or about July 1, 1991 by and between the Company and the University of Texas System, Austin (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

10.64** Assignment Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (Incorporated by reference to Exhibit 10.64 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10.65 Fourth Amendment to New Lease dated August 14, 2006 by and between the Company and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2006).

23.1 Consent of Independent Registered Public Accounting Firm.

24.1 Power of Attorney. (see page 73)

31.1 Section 302 Certification of CEO.

31.2 Section 302 Certification of CFO.

32.1 Section 906 Certifications of CEO and CFO.

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* Confidential treatment has been granted as to certain portions of this agreement.

** Confidential treatment has been requested as to certain portions of this agreement.

\+ Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2006

PHARMACYCLICS, INC.

By: /s/ RICHARD A. MILLER, M.D.
Richard A. Miller, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Richard A. Miller and Leiv Lea, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD A. MILLER, M.D. Richard A. Miller, M.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	September 11, 2006
/s/ LEIV LEA Leiv Lea	Vice President, Finance and Administration and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 11, 2006
/s/ MILES R. GILBURNE Miles R. Gilburne	Director	September 11, 2006
/s/ LORETTA M. ITRI, M.D. Loretta M. Itri, M.D.	Director	September 11, 2006
/s/ JAMES L. KNIGHTON James L. Knighton	Director	September 11, 2006
/s/ RICHARD M. LEVY, PH.D. Richard M. Levy	Director	September 11, 2006
/s/ WILLIAM R. ROHN William R. Rohn	Director	September 11, 2006
/s/ CRAIG C. TAYLOR Craig C. Taylor	Director	September 11, 2006
/s/ CHRISTINE A. WHITE, M.D. Christine A. White, M.D.	Director	September 11, 2006

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CORPORATE DIRECTORY

OFFICERS

Richard A. Miller, M.D.
President & Chief Executive Officer

Leiv Lea
Chief Financial Officer & Vice President,
Finance & Administration and Secretary

Gregory Hemmi, Ph.D.
Vice President,
Chemical Operations

David Loury, Ph.D.
Vice President,
Preclinical Sciences

Hugo Madden, Ph.D.
Vice President, Technology Development

See-Chun Phan, M.D.
Vice President,
Clinical Research

Markus F. Renschler, M.D.
Senior Vice President,
Oncology Clinical Development

BOARD OF DIRECTORS

Richard A. Miller, M.D.
President & Chief Executive Officer

Miles R. Gilburne
Managing Member
ZG Ventures, LLC

Loretta M. Itri, M.D.
President, Pharmaceutical Development
& Chief Medical Officer
Genta Incorporated

James Knighton
President
AvidBiotics Corporation

Richard M. Levy, Ph.D.
Chairman of the Board
Varian Medical Systems, Inc.

William R. Rohn
Chief Operating Officer, Retired
Biogen Idec Inc.

Craig C. Taylor
Managing Member
Alloy Ventures

Christine A. White, M. D.
Sr. Vice President,
Global Medical Affairs, Retired
Biogen Idec

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
10 Almaden Blvd., Suite 1600
San Jose, CA 95113

ANNUAL STOCKHOLDERS MEETING

Pharmacyclics' annual meeting of stockholders will be held at 12:00 p.m., on December 8, 2006, at the Sheraton Palo Alto, 625 El Camino Real, Palo Alto, CA 94301

COMMON STOCK INFORMATION

At June 30, 2006, there were approximately 20,946,694 shares outstanding of Pharmacyclics common stock. Pharmacyclics' stock is traded on the NASDAQ Stock Market under the symbol: PCYC

COMPANY CONTACTS

Leiv Lea
Chief Financial Officer & Vice President,
Finance & Administration and Secretary
(408) 774-0330

Jim Weiss
Corporate Communications
(415) 946-1060

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services
P.O. Box 43023
Providence, RI 02940-3023
Shareholder Inquiries: (877) 282-1169
Internet Address: http://www.computershare.com

QUARTERLY REPORTING AND OTHER INFORMATION

Pharmacyclics' quarterly and annual reports, press releases and other information regarding the Company and its technology are available on the internet: http://www.pharmacyclics.com

FORM 10-K

Additional copies of the Company's Form 10-K, which is filed with the Securities and Exchange Commission, are available upon request, free of charge. Write to:
Investor Relations
Pharmacyclics, Inc.
995 E. Arques Ave.
Sunnyvale, CA 94085-4521